    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 31, 2002
                                             1933 ACT REGISTRATION NO. 333-XXXXX
                                             1940 ACT REGISTRATION NO. 811-21028
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                  LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE
                                   ACCOUNT Y

                           (EXACT NAME OF REGISTRANT)

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                              (NAME OF DEPOSITOR)

              1300 South Clinton Street, Fort Wayne, Indiana 46802

              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

               Depositor's Telephone Number, including Area Code

                                 (260) 455-2000

       Elizabeth Frederick, Esquire                            COPY TO:
The Lincoln National Life Insurance Company             Jeremy Sachs, Esquire
         1300 South Clinton Street           The Lincoln National Life Insurance Company
               P.O. Box 1110                                350 Church St.
         Fort Wayne, Indiana 46802                        Hartford, CT 06103
  (NAME AND ADDRESS OF AGENT FOR SERVICE)

      APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of the Registration Statement, and continuously thereafter.
  INDEFINITE NUMBER OF UNITS OF INTEREST IN VARIABLE LIFE INSURANCE CONTRACTS
                     (TITLE OF SECURITIES BEING REGISTERED)

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                             CROSS REFERENCE SHEET
                            (RECONCILIATION AND TIE)
                     REQUIRED BY INSTRUCTION 4 TO FORM S-6

ITEM OF FORM N-8B-2            LOCATION IN PROSPECTUS
-------------------            ----------------------
  1                            Cover Page; Highlights

  2                            Cover Page

  3                            *

  4                            Distribution of Policies

  5                            Lincoln Life, the Separate Account and the
                               General Account

  6(a)                         Lincoln Life, the Separate Account and the
                               General Account

  6(b)                         *

  9                            Legal Proceedings

  10(a)-(c)                    Right-to-Examine Period; Policy Liquidity; Policy
                               Values Reports to Owners; Registration Statement

  10(d)                        Policy Liquidity; Policy Values, Transfers and
                               Allocation Among Accounts

  10(e)                        Lapse and Reinstatement

  10(f)                        Funds -- Voting Rights

  10(g)-(h)                    Lincoln Life, the Separate Account and the
                               General Account; Funds -- Substitution of
                               Securities

  10(i)                        Premium Features; Transfers and Allocation Among
                               Accounts; Death Benefits; Policy Values; Tax
                               Issues; Payment of Death Benefit Proceeds

  11                           Cover Page; Funds

  12                           Funds; Financial Statements

  13                           Highlights; Charges and Fees

  14                           Application; Right-to-Examine Period; The Policy

  15                           Premium Features; Right-to Examine Period;
                               Transfers and Allocation Among Accounts

  16                           Lincoln Life, the Separate Account and the
                               General Account; Funds

  17                           Policy Liquidity; Tranfers and Allocation Among
                               Accounts

  18                           Lincoln Life, the Separate Account and the
                               General Account; Policy Values; Financial
                               Statements

  19                           Reports to Owners

  20                           *

  21                           Policy Liquidity -- Policy Loans

  22                           Lincoln Life, the Separate Account and the
                               General Account

  23                           State Regulation

  24                           Other Policy Provisions

ITEM OF FORM N-8B-2            LOCATION IN PROSPECTUS
-------------------            ----------------------
  25                           Lincoln Life, the Separate Account and the
                               General Account

  26                           Highlights; Charges and Fees; Financial
                               Statements

  27                           Lincoln Life, the Separate Account and the
                               General Account

  28                           Directors and Officers of Lincoln Life

  29                           Lincoln Life, the Separate Account and the
                               General Account

  30                           *

  31                           *

  32                           *

  33                           *

  34                           *

  35                           Distribution of Policies

  36                           *

  37                           *

  38                           Distribution of Policies

  39                           Distribution of Policies

  40                           *

  41(a)                        Distribution of Policies

  42                           *

  43                           *

  44                           Funds; Premium Features; Policy Values;
                               Highlights; Financial Statements

  45                           *

  46                           Policy Liquidity; Policy Values; Charges and
                               Fees; Transfers and Allocation Among Accounts

  47                           Lincoln Life, the Separate Account and the
                               General Account; Funds; Policy Values; Transfers and Allocation Among Accounts

  48                           *

  49                           *

  50                           Lincoln Life, the Separate Account and the
                               General Account

  51                           Cover Page; Highlights; Death Benefits;
                               Beneficiary; Lapse and Reinstatement; Premium
                               Features; Financial Statements; Transfers and
                               Allocation Among Accounts

  52                           Funds

  53                           Tax Issues

  54                           *

  55                           *

* Not Applicable

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT Y

HOME OFFICE LOCATION:
1300 SOUTH CLINTON STREET
P.O. BOX 1110
FORT WAYNE, INDIANA 46802
(800) 454-6265

ADMINISTRATIVE OFFICE
PERSONAL SERVICE CENTER MVLI
350 CHURCH STREET
HARTFORD, CT 06103-1106
(877)896-6206

--------------------------------------------------------------------------------

               A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
              BENEFITS PAYABLE ON DEATH OF SECOND OF TWO INSUREDS
--------------------------------------------------------------------------------

    This Prospectus describes American Legacy SVUL-II, a flexible premium variable life insurance contract (the "Policy"), offered by The Lincoln National Life Insurance Company ("Lincoln Life", "Company", "we", "us", "our"). The Policy provides death benefits when the second of the two named Insureds dies (a "Second Death Policy").

    The Policy features:

                     - flexible premium payments;

                     - a choice of one of three death benefit options; and

                     - a choice of underlying investment options.

    It may not be advantageous to replace existing insurance or supplement an existing flexible premium variable life insurance contract with the Policy. You should carefully read this Prospectus and the Prospectuses of the Funds furnished with this Prospectus, to understand the Policy being offered.

    You may allocate net premiums to the Sub-Accounts of our Flexible Premium Variable Life Account Y ("Separate Account"). Each Sub-Account invests in one of the Funds listed below:

AMERICAN FUNDS INSURANCE SERIES (AFIS)
AFIS Asset Allocation Fund (Class 2)
AFIS Blue Chip Income and Growth Fund (Class2)
AFIS Bond Fund (Class 2)
AFIS Cash Management Fund (Class 2)
AFIS Global Discovery Fund (Class 2)
AFIS Global Growth Fund (Class 2)
AFIS Global Small Capitalization Fund (Class 2)
AFIS Growth Fund (Class 2)
AFIS Growth-Income Fund (Class 2)
AFIS High-Yield Bond Fund (Class 2)
AFIS International Fund (Class 2)
AFIS New World Fund (Class 2)
AFIS U.S. Government/AAA-Rated Securities Fund (Class 2)

TO BE VALID, THIS PROSPECTUS MUST HAVE THE CURRENT MUTUAL FUNDS' PROSPECTUSES WITH IT. KEEP ALL FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE.

THIS POLICY MAY NOT BE AVAILABLE IN ALL STATES, AND THIS PROSPECTUS ONLY OFFERS THE POLICY FOR SALE IN JURISDICTIONS WHERE SUCH OFFER AND SALE ARE LAWFUL.

                      PROSPECTUS DATED:

                               TABLE OF CONTENTS

CONTENTS                                  PAGE
--------                                --------
HIGHLIGHTS............................      3
  Initial Choices To Be Made..........      3
  Death Benefit.......................      4
  Amount of Premium Payment...........      4
  Selection of Funding Vehicles.......      5
  Charges and Fees....................      5
  Fund Expenses.......................      6
  Changes in Specified Amount.........      7
LINCOLN LIFE, THE SEPARATE ACCOUNT AND
 THE GENERAL ACCOUNT..................      7
BUYING VARIABLE LIFE INSURANCE........      8
  Replacements........................      9
APPLICATION...........................     10
OWNERSHIP.............................     10
BENEFICIARY...........................     10
INSUREDS..............................     11
THE POLICY............................     11
  Policy Specifications...............     11
PREMIUM FEATURES......................     11
  Planned Premiums; Additional
   Premiums...........................     12
    Limits on Right to Make Payments
     of Additional and Planned
     Premiums.........................     12
    Premium Load; Net Premium
     Payment..........................     12
RIGHT-TO-EXAMINE PERIOD...............     13
TRANSFERS AND ALLOCATION AMONG
 ACCOUNTS.............................     13
  Allocation of Net Premium
   Payments...........................     13
  Transfers...........................     13
  Optional Sub-Account Allocation
   Programs...........................     14
    Dollar Cost Averaging.............     14
    Automatic Rebalancing.............     14
POLICY VALUES.........................     15
  Accumulation Value..................     15
  Separate Account Value..............     15
    Variable Accumulation Unit
     Value............................     15
    Variable Accumulation Units.......     16
  Fixed Account and Loan Account
   Value..............................     16
  Net Accumulation Value..............     16
FUNDS.................................     16
  Substitution of Securities..........     18
  Voting Rights.......................     19
  Fund Participation Agreements.......     19
CHARGES AND FEES......................     19
  Premium Load; Net Premium Payment...     20
  Deductions Made Monthly.............     20
    Monthly Deduction.................     20
    Cost of Insurance Charge..........     20
  Mortality and Expense Risk Charge...     21
  Surrender Charges...................     21
  Transaction Fee for Excess
   Transfers..........................     22
DEATH BENEFITS........................     22
  Death Benefit Options...............     22
  Changes in Death Benefit Options and
   Specified Amount...................     23

CONTENTS                                  PAGE
--------                                --------
  Federal Income Tax Definition of
   Life Insurance.....................     24
NOTICE OF DEATH OF INSUREDS...........     25
PAYMENT OF DEATH BENEFIT PROCEEDS.....     25
  Settlement Options..................     25
POLICY LIQUIDITY......................     26
  Policy Loans........................     26
  Partial Surrender...................     26
  Surrender of the Policy.............     27
    Surrender Value...................     27
  Deferral of Payment and Transfers...     28
ASSIGNMENT; CHANGE OF OWNERSHIP.......     28
LAPSE AND REINSTATEMENT...............     28
  Lapse of a Policy...................     28
  No Lapse Provision..................     29
  Reinstatement of a Lapsed Policy....     30
COMMUNICATIONS WITH LINCOLN LIFE......     30
  Proper Written Form.................     30
  Telephone Transaction Privileges....     30
OTHER POLICY PROVISIONS...............     30
  Issuance............................     30
  Date of Coverage....................     31
  Right to Exchange the Policy........     31
  Incontestability....................     31
  Misstatement of Age or Gender.......     31
  Suicide.............................     32
  Nonparticipating Policies...........     32
  Riders..............................     32
TAX ISSUES............................     33
  Taxation of Life Insurance Contracts
   in General.........................     33
  Policies which are MECS.............     34
  Policies which are not MECS.........     35
  Last Survivor Contract..............     35
  Other Considerations................     36
  Tax Status of Lincoln Life..........     36
FAIR VALUE OF THE POLICY..............     37
DIRECTORS AND OFFICERS OF LINCOLN
 LIFE.................................     37
DISTRIBUTION OF POLICIES..............     39
CHANGES OF INVESTMENT POLICY..........     39
STATE REGULATION......................     40
REPORTS TO OWNERS.....................     40
ADVERTISING...........................     40
LEGAL PROCEEDINGS.....................     41
EXPERTS...............................     41
REGISTRATION STATEMENT................     41
APPENDIX 1............................     42
  CORRIDOR PERCENTAGES................     42
APPENDIX 2............................     43
  ILLUSTRATION OF ACCUMULATION VALUES,
   SURRENDER VALUES, AND DEATH BENEFIT
   PROCEEDS...........................     43
FINANCIAL STATEMENTS..................
  LINCOLN LIFE 12/31/01...............    S-1

HIGHLIGHTS

                    This section is an overview of key Policy features. Your Policy is a flexible premium variable life insurance policy. Your Policy insures two Insureds. If one of the Insureds dies, the Policy pays no death benefit. Your Policy will pay the death benefit only when the second Insured dies. A "second-to-die" policy might be suitable when both of the Insureds have income of their own and only want to provide financial support for their dependents if both of them should die, or to provide liquidity to heirs when the Second Insured dies. If replacement income or immediate cash liquidity is needed upon the death of one Insured, this type of policy may not be suitable.

                    The Policy's value may change on a:

                    1) fixed basis;
                    2) variable basis; or a
                    3) combination of both fixed and variable bases.

                    Review your personal financial objectives and discuss them with a qualified financial counselor before you buy a "second-to-die" variable life insurance policy. As a death benefit is only paid upon the second Insured's death, this Policy may, or may not, be appropriate for your financial goals. If you are already entitled to favorable financial tax treatment, you should satisfy yourself that this Policy meets your other financial goals before you buy it. The value of the Policy and, under one option, the death benefit amount, depends on the investment results of the funding options you select.

                    At all times, your Policy must qualify as life insurance under the Internal Revenue Code of 1986 (the "Code") to receive favorable tax treatment under Federal law. If these requirements are met, you may benefit from such tax treatment. Lincoln Life reserves the right to return your premium payments if they result in your Policy failing to meet Code requirements.

                    We offer other variable life insurance policies and variable annuity contracts with different features, benefits and charges. These policies also provide values that vary in accordance with the investment experience of a separate account of Lincoln Life.

                    The state in which your policy is issued will govern whether or not certain features, charges and fees will be allowed in your Policy. You should refer to your Policy contract for these state specific provisions.

                    INITIAL CHOICES TO BE MADE

                    The Policy Owner (the "Owner" or "you") is the person named in the "Policy Specifications" who has all of the Policy ownership rights. You, as the Owner, have three important choices to make when the Policy is first purchased. You need to choose:

                    1) one of the three Death Benefit Options;
                    2) the amount of premium you want to pay; and
                    3) the amount of your Net Premium Payment to be placed in
                       each of the funding options you select. The Net Premium Payment is the balance of your Premium Payment that remains after certain charges are deducted from it.

                    You may also choose No Lapse Provisions and Riders offered for this Policy. These may alter the benefits or charges in the Policy. They also may vary by issue state, and may have tax consequences to you. See page 32.

                    DEATH BENEFIT

                    The Death Benefit is the amount Lincoln pays to the Beneficiary(ies) when the second Insured dies. Before we pay the Beneficiary(ies), any outstanding loan account balances or outstanding amounts due are subtracted from the Death Benefit. We calculate the Death Benefit payable as of the date of the second Insured's death.

                    When you purchase your Policy, you must choose one of three Death Benefit Options:

                    1) the Specified Amount (as explained in the Death Benefits
                       Section) found on the Policy's Specification Page; or
                    2) the sum of the Specified Amount and the Net Accumulation
                       Value (as explained in the Policy Values Section); or
                    3) the sum of Specified Amount and the Accumulated Premiums
                       (all premiums paid minus the Cumulative Policy Factor (as defined in the Death Benefits Options Section), if that Factor is elected).

                    If you choose Death Benefit Option 1 or 2, you may also choose a "No Lapse Provision" at the time of application. This means that the Policy will not lapse regardless of the gains or losses of the Funds you select as long as you pay the No Lapse Premium shown in the Policy Specifications. There are 3 levels of No Lapse Protection for which you may qualify:

                    1) a guarantee to maturity (younger insured age 100), or
                    2) a guarantee for the first 20 Policy Years, or
                    3) a guarantee for the first 10 Policy Years.

                    The level of protection will depend upon the actual premium paid. Within these periods, the Initial Death Benefit under your Policy will be guaranteed even though your Net Accumulation Value is insufficient to pay your current Monthly Deductions. The No Lapse Provision is available for no additional charge. Availability of the No Lapse Provision may vary in some states. Loans or partial surrenders may jeopardize the No Lapse Provision. See page 29.

                    AMOUNT OF PREMIUM PAYMENT

                    When you apply for your Policy, you must decide how much premium to pay. Premium payments may be changed within the limits described on page 12.

                    You may use the value of the Policy to pay the premiums due and continue the Policy in force if sufficient values are available for premium payments. Be careful; if the investment options you choose do not do as well as you expect, there may not be enough value to continue the Policy in force without more premium payments. Charges against Policy values for the cost of insurance (see page 20) increase as the Insureds get older.

                    If your Policy lapses because your Monthly Premium Deduction is larger than the Net Accumulation Value, you may reinstate your Policy. More information is on page 28.

                    When you first receive your Policy you will have 10 days to look it over, unless state law requires a greater time. This is called the "Right-to-Examine" time period. Use this time to review your Policy and make sure that it meets your needs. During this time period, your Initial Premium Payment will be deposited in the Money Market Sub-Account. If you then decide you do not want your Policy, we will return all Premium Payments to you with no interest paid. See page 13.

                    SELECTION OF FUNDING VEHICLES

                    VARIABLE ACCOUNT

                    This Prospectus focuses on the Separate Account investment information that makes up the "variable" part of the Policy. If you put money into the variable funds, you take all the investment risk on that money. This means that if the mutual funds(s) you select go up in value, the value of your Policy, net of charges and expenses, also goes up. If they lose value, so does your Policy. Each fund has its own investment objective. You should review each fund's Prospectus before making your decision.

                    You must choose the Fund(s) in which you want to place each Net Premium Payment. These "Sub-Accounts" make up the Separate Account. Each Sub-Account invests in shares of a certain Fund. A Sub-Account is not guaranteed and will increase or decrease in value according to the particular Fund's investment performance. See page 16.

                    FIXED ACCOUNT

                    You may also use Lincoln Life's Fixed Account to fund your Policy. Net Premium Payments made into the Fixed Account:

                     - become part of Lincoln Life's General Account;
                     - do not share the investment experience of the Separate
                       Account; and
                     - have a guaranteed minimum interest rate of 4% per year.

                    Interest beyond 4% is credited at Lincoln Life's discretion. For additional information, see page 8.

                    CHARGES AND FEES

                    We deduct charges in connection with the Policy to compensate us for providing the Policy's insurance benefit, administering the Policy, assuming certain risks under the Policy and for sales-related expenses we incur. Lincoln Life may profit from any of these charges, including the mortality and expense risk and cost of insurance charges, and may use the profit for any purpose, including covering shortfalls from other charges.

                    You will be charged:

                     - A premium load of no more than 8% from each Premium
                       Payment during the first 15 Policy Years, and no more than 5% thereafter.

                     - A $10 monthly deduction for administrative purposes.

                     - A monthly maximum charge of $0.15 per $1000 of initial
                       Specified Amount for distribution associated expenses for the first 120 months from issue date or from the date of an increase in Specified Amount. If an increase occurs, your current insurance age will be your issue age for the new coverage.

                     - A Cost of Insurance charge based on sex, issue age,
                       duration and premium class of each Insured.

                     - A daily mortality and expense risk charge which is at an annual rate of 0.80% and is guaranteed not to exceed that.

                    Each Fund has its own management fee charge, also deducted daily. Each Fund's expense levels will affect its investment results. The table on page 6 shows you the current expense levels for each Fund.

                    Each Policy Year you will be allowed to make 12 transfers between funding options. Beyond 12, a $25 fee may apply. See page 13.

                    SURRENDER IN FULL. You may surrender the Policy in full. If you do so during the first 15 policy years we retain a certain amount as a Surrender Charge, and deduct it from the amount due you. In the event of a full surrender of the Policy, the maximum surrender charge per $1,000 of Specified Amount will not exceed $37.40. Also, if you surrender in full during the first 15 years of any increase in Specified Amount, we retain a certain amount as a Surrender Charge for surrendering the increase, in addition to any existing surrender charge for the original Policy. PARTIAL SURRENDER. Each time you request a partial surrender of your Policy, we charge you 2% of the amount withdrawn not to exceed $25. (See page 26.)

                    If you select the Estate Tax Repeal Rider, and if you satisfy its special conditions (See "Riders"), you will have a one-time right to cancel your Policy without being subject to Surrender Charges. This is a limited benefit, and it is subject to our specific definition of Estate Tax Repeal. Upon issue, there is a one-time administrative charge of not more than $250 for this Rider. See page 32.

                    You may borrow within described limits against the Policy. If you borrow against your Policy, interest will be charged to the Loan Account at an annual interest rate of 8%. For the first ten Policy Years interest will be credited to the Loan Account Value at the annual rate of interest charged for a loan minus 1%. For Policy Years eleven and beyond, interest will be credited at an annual rate equal to the current interest charged. See page 26.

                    FUND EXPENSES

                    The investment advisor for each of the Funds deducts a daily charge as a percent of the net assets in each fund as an asset management charge. The charge reflects asset management fees of the investment advisor (Management Fees), and other expenses incurred by the funds (including 12b-1 fees for Class 2 shares and Other Expenses). The charge has the effect of reducing the investment results credited to the Sub-Accounts. Future Fund expenses will vary.

                     PORTFOLIO EXPENSE TABLE (UPDATE TO BE FILED BY AMENDMENT)

                                                                                                                     TOTAL FUND
                                                                             TOTAL ANNUAL FUND                       OPERATING
                                                                             OPERATING EXPENSES                    EXPENSES WITH
                                        MANAGEMENT      12B-1      OTHER     WITHOUT WAIVERS OR   TOTAL WAIVERS     WAIVERS AND
                 FUND                     FEES(1)       FEES      EXPENSES       REDUCTIONS       AND REDUCTIONS   REIMBURSEMENTS
--------------------------------------  -----------   ---------   --------   ------------------   --------------   --------------
AFIS Asset Allocation Fund
  (Class 2)...........................     0.44%        0.25%       0.01%           0.70%              N/A              0.70%
AFIS Blue Chip Income and Growth Fund
  (Class 2)...........................     0.50         0.25        0.01            0.76               N/A              0.76
AFIS Bond Fund (Class 2)..............     0.48         0.25        0.03            0.76               N/A              0.76
AFIS Cash Management Fund
  (Class 2)...........................     0.45         0.25        0.01            0.71               N/A              0.71
AFIS Global Discovery Fund
  (Class 2)...........................     0.58         0.25        0.03            0.86               N/A              0.86
AFIS Global Growth Fund (Class 2).....     0.66         0.25        0.04            0.95               N/A              0.95
AFIS Global Small Capitalization Fund
  (Class 2)...........................     0.80         0.25        0.06            1.11               N/A              1.11
AFIS Growth Fund (Class 2)............     0.36         0.25        0.02            0.63               N/A              0.63
AFIS Growth-Income Fund (Class 2).....     0.34         0.25        0.01            0.60               N/A              0.60
AFIS High-Yield Bond Fund
  (Class 2)...........................     0.50         0.25        0.02            0.77               N/A              0.77
AFIS International Fund (Class 2).....     0.54         0.25        0.05            0.84               N/A              0.84
AFIS New World Fund (Class 2).........     0.85         0.25        0.07            1.17               N/A              1.17
AFIS U.S. Government/AAA-Rated
  Securities Fund (Class 2)...........     0.46         0.25        0.03            0.74               N/A              0.74

------------------------------

(1) Certain of the Portfolio advisers reimburse the company for administrative costs incurred in connection with administering the Portfolios as variable funding options under the Policy. These reimbursements are generally paid for by the advisers from their revenues and are not charged to investors.

                    CHANGES IN SPECIFIED AMOUNT

                    The Initial Specified Amount is the amount originally chosen by the Policy Owner and is equal to the Death Benefit.

                    Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the Specified Amount. The minimum specified amount is currently $250,000. Such changes will affect other aspects of your Policy. See page 29.

LINCOLN LIFE, THE SEPARATE ACCOUNT AND
THE GENERAL ACCOUNT

                    The Lincoln National Life Insurance Company (Lincoln Life) (EIN 35-0472300), organized under Indiana Law in 1905, is one of the largest stock life insurance companies in the United States. Lincoln Life is engaged primarily in the direct issuance of life and health insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company domiciled in Indiana.

                    On December 7, 2001, LNC sold its life reinsurance business to Swiss Re Life & Health America Inc. (Swiss Re). This sale included the indemnity reinsurance by Swiss Re of a block of reinsurance business written on Lincoln Life paper. The transaction also included a sale by Lincoln Life to Swiss Re of four wholly-owned subsidiaries: Lincoln National Reassurance Company and Lincoln National Health & Casualty Insurance Company, Indiana Insurance companies; Special Pooled Risk Administrators, Inc., a New Jersey company; and Lincoln Re S.A., an Argentinean corporation.

                    Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. With headquarters in Philadelphia, Lincoln Financial Group has consolidated assets in excess of $96 billion and annual consolidated revenues of over $6.8 billion. Through its wealth accumulation and protection businesses, the company provides annuities, life insurance, 401(k) plans, mutual funds, institutional investment management and financial planning and advisory services.

                    Lincoln Life Flexible Premium Variable Life Account Y ("Account Y") is a "separate account" of the company established on December 17, 2001. Under Indiana law, the assets of Account Y attributable to the Policies, though our property, are not chargeable with liabilities of any other business of Lincoln Life and are available first to satisfy our obligations under the Policies. Account Y income, gains, and losses are credited to or charged against Account Y without regard to our other income, gains, or losses. Its values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission ("Commission") as a "unit investment trust" under the 1940 Act and meets the 1940 Act's definition of "separate account". Such registration does not involve supervision by the Commission of Account Y's or our management, investment practices, or policies. We have numerous other registered separate accounts which fund our variable life insurance policies and variable annuity contracts.

                    Account Y is divided into Sub-Accounts, each of which is invested solely in the shares of one of the Funds available as funding vehicles under the Policies. On each Valuation Day (any day on which the New York Stock Exchange is open), Net Premium Payments allocated to Account Y will be invested in Fund shares at net asset value, and monies necessary to pay for deductions, charges, transfers and surrenders from Account Y are raised by selling Fund shares at net asset value.

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                    The Funds and their investment objectives, which they may or may not achieve, are described in "Funds". More Fund information is in the Funds' prospectuses, which must accompany or precede this prospectus and should be read carefully. Some Funds have investment objectives and policies similar to those of other funds managed by the same investment adviser. Their investment results may be higher or lower than those of the other funds, and there can be no assurance, and no representation is made, that a Fund's investment results will be comparable to the investment results of any other fund.

                    We reserve the right to add, withdraw or substitute Funds, subject to the conditions of the Policy in compliance with regulatory requirements if, in our sole discretion, legal, regulatory, marketing, tax or investment considerations so warrant or in the event a particular Fund is no longer available for investment by the Sub-Accounts. No substitution will take place without prior approval of the Commission, to the extent required by law.

                    Shares of the Funds may be used by us and other insurance companies to fund both variable annuity contracts and variable life insurance policies. While this is not perceived as problematic, the Funds' governing bodies (Boards of Directors/Trustees) have agreed to monitor events to identify any material irreconcilable conflicts which might arise and to decide what responsive action might be appropriate. If a Sub-Account were to withdraw its investment in a Fund because of a conflict, a Fund might have to sell portfolio securities at unfavorable prices.

                    A Policy may also be funded in whole or in part through the "Fixed Account", part of Lincoln Life's General Account supporting its insurance and annuity obligations. We will credit interest on amounts held in the Fixed Account as we determine from time to time, but not less than 4% per year. Interest, once credited, and Fixed Account principal are guaranteed. Interests in the Fixed Account have not been registered under the 1933 Act in reliance on exemptive provisions. The Commission has not reviewed Fixed Account disclosures, but they are subject to securities law provisions relating to accuracy and completeness.

BUYING VARIABLE LIFE INSURANCE

                    The Policies this Prospectus offers are variable life insurance policies which provide death benefit protection. Investors not needing death benefit protection should consider other forms of investment, as there are extra costs and expenses of providing the insurance feature. Further, life insurance purchasers who are risk-averse or want more predictable premium levels and benefits may be more comfortable buying more traditional, non-variable life insurance. However, variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection and willing to assume investment risk and to monitor investment choices they have made.

                    Flexibility starts with the ability to make differing levels of premium payments. A young family just starting out may only be able to pay modest premiums initially but hope to increase premium payments over time. At first, this family would be paying primarily for the insurance feature (perhaps at ages where the insurance cost is relatively low) and later use a Policy more as a savings vehicle. A customer at peak earning capacity may wish to pay substantial premiums for a limited number of years prior to retirement, after which Policy values may suffice, based on future expected return results, though not guaranteed, to keep the Policy inforce for the expected lifetime and to provide, through loans, supplemental retirement income. A customer may be able to pay a large single premium, using the Policy primarily as a savings and investment vehicle for potential tax advantages.

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                    Sufficient premiums must always be paid to keep a policy
                    inforce, and there is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results are less favorable than anticipated. The No Lapse Provision, if elected, may help to assure a death benefit even if investment results are unfavorable.

                    Flexibility also results from being able to select, monitor and change investment choices within a Policy. With the wide variety of fund options available, it is possible to finetune an investment mix and change it to meet changing personal objectives or investment conditions. Policy owners should be prepared to monitor their investment choices on an ongoing basis.

                    Variable life insurance has significant tax advantages under current tax law. A transfer of values from one fund to another within the Policy generates no taxable gain or loss. And any investment income and realized capital gains within a fund are automatically reinvested without being taxed to the Policy owners. Policy values therefore accumulate on a tax-deferred basis. These situations would normally result in immediate tax liabilities in the case of direct investment in mutual funds.

                    While these tax deferral features also apply to variable annuities, liquidity (the ability of Policy owners to access Policy values) is normally more easily achieved with variable life insurance. Unless a policy has become a "modified endowment contract" (see TAX ISSUES), an Owner can borrow Policy values tax-free, without surrender charges and at very low net interest cost. Policy loans can be a source of retirement income. Variable annuity withdrawals are generally taxable to the extent of accumulated income, may be subject to surrender charges, and will result in penalty tax if made before age 59 1/2.

                    Depending on the death benefit option chosen, accumulated Policy values may also be part of the eventual death benefit payable. If a Policy is heavily funded and investment performance is very favorable, the death benefit may increase even further because of tax law requirements that the death benefit be a certain multiple of Policy value, depending on the Insureds' ages (see DEATH BENEFITS). The death benefit is income-tax free and may, with proper estate planning, be estate-tax free. A tax advisor should be consulted.

                    Certain costs and expenses of variable life insurance ownership which are directly related to Policy values (i.e. asset based costs) are not unlike those incurred through investment in mutual funds or variable annuities. A significant additional cost of variable life insurance is the "cost of insurance" charge which is imposed on the "amount at risk" (the death benefit less Policy value) and increases as the insured grows older. This charge varies by age, underwriting classification, smoking status and in most states by gender. The effect of its increase can be seen in illustrations in this Prospectus (see Appendix 2) or in personalized illustrations available upon request. Surrender Charges, which decrease over time, are another significant additional cost if the Policy is not retained.

                    REPLACEMENTS

                    Before purchasing the Policy to replace, or to be funded with proceeds borrowed or withdrawn from, an existing life insurance policy, a number of matters should be considered by the applicant. Will any commission be paid to an agent or any other person with respect to the replacement? Are coverages and comparable values available from the Policy, as compared to his or her existing policy? For example, the Insureds may no longer be insurable, or the contestability period may have elapsed with respect

                                                                               9
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                    to the existing policy, while the Policy could be contested.
                    The Owner should consider similar matters before deciding to replace the Policy or withdraw funds from the Policy for the purchase of funding a new policy of life insurance.

APPLICATION

                    Any person who wants to buy a Policy must first complete an application on a form provided by Lincoln Life.

                    A complete application identifies the prospective Insureds and provides sufficient information about them to permit Lincoln Life to begin underwriting the risks under the Policy. We require a medical history and examination of each of the Insureds. Lincoln Life may decline to provide insurance on the lives of the Insureds or, if it agrees to provide insurance, it may place one or both Insureds into a special underwriting category (these include preferred, non-smoker standard, smoker standard, non-smoker substandard and smoker substandard). The amount of the Cost of Insurance deducted monthly from the Policy value after issue varies among the underwriting categories as well as by Age and, in most states, gender of the Insureds.

                    The applicant will select the Beneficiary or Beneficiaries who are to receive Death Benefit Proceeds payable on the Second Death, the initial face amount (the "Initial Specified Amount") of the Death Benefit and which of three methods of computing the Death Benefit is to be used. (See DEATH BENEFITS, DEATH BENEFIT OPTIONS). The applicant will also indicate both the frequency and amount of Premium Payments. (See PREMIUM FEATURES). The applicant must also determine how Policy values are initially to be allocated among the available funding options following the expiration of the Right-to-Examine Period. (See RIGHT-TO-EXAMINE PERIOD).

OWNERSHIP

                    The Owner is the person or persons named as "Owner" in the application, and on the Date of Issue will usually be identified as " Owner" in the Policy Specifications. If no person is identified as Owner in the Policy Specifications, then the Insureds are the Owner. The person or persons designated to be Owner of the Policy must have, or hold legal title for the sole benefit of a person who has, an "insurable interest" in the lives of each of the Insureds under applicable state law. The Owner may be either or both of the Insureds, or any other natural person or non-natural entity. The Owner owns and exercises the rights under the Policy prior to the Second Death.

                    The Owner is the person who is ordinarily entitled to exercise the rights under the Policy so long as either of the Insureds is living. These rights include the power to select the Beneficiary and the Death Benefit Option. The Owner generally also has the right to request policy loans, make partial surrenders or surrender the Policy. The Owner may also name a new owner, assign the Policy or agree not to exercise all of the Owner's rights under the Policy.

                    If the Owner is a person other than the last surviving Insured, and that Owner dies before the Second Death, the Owner's rights in the Policy will belong to the Owner's estate, unless otherwise specified to Lincoln Life.

BENEFICIARY

                    The Beneficiary is designated by the Owner or the Applicant and is the person who will receive the Death Benefit proceeds payable under the Policy. The person or persons

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                    named in the application as "Beneficiary" are the
                    Beneficiaries of the Death Beneift under the Policy. Multiple Beneficiaries will be paid in equal shares, unless otherwise specified to Lincoln Life.

                    Except when Lincoln Life has acknowledged an assignment of the Policy or an agreement not to change the Beneficiary, the Owner may change the Beneficiary at any time while either of the Insureds is living. Any request for a change in the Beneficiary must be in a written form satisfactory to Lincoln Life and submitted to Lincoln Life. Unless the Owner has reserved the right to change the Beneficiary, such a request must be signed by both the Owner and the Beneficiary. On recordation, the change of Beneficiary will be effective as of the date of signature or, if there is no such date, the date recorded. No change of Beneficiary will affect, or prejudice Lincoln Life as to, any payment made or action taken by Lincoln Life before it was recorded.

                    If any Beneficiary dies before the Second Death, the Beneficiary's potential interest shall pass to any surviving Beneficiaries, unless otherwise specified to Lincoln Life. If no named Beneficiary survives the Second Death, any Death Benefit Proceeds will be paid to the Owner or the Owner's executor, administrator or assignee.

INSUREDS

                    There are two Insureds under the Policy. At the Date of Issue of the Policy the Owner must have an insurable interest in each of the Insureds. On the Second Death, a Death Benefit is payable under the Policy.

THE POLICY

                    The Policy is the life insurance contract described in the Prospectus. The Date of Issue is the date on which we begin life insurance coverage under a Policy. A Policy Year is the twelve month period, beginning on the date of issue, during which the Policy is in effect. The Policy Anniversary is the day of the year the Policy was issued.

                    On issuance, a Policy will be delivered to the Owner. The Policy sets forth the terms of the Policy, as applicable to the Owner, and should be reviewed by the Owner on receipt to confirm that it sets forth the features specified in the application. The ownership and other options set forth in the Policy are registered, and may be transferred, solely on the books and records of Lincoln Life. Possession of the Policy does not represent ownership or the right to exercise the incidents of ownership with respect to the Policy. If the Owner loses the form of Policy, Lincoln Life will issue a replacement on request. Lincoln Life may impose a Policy replacement fee.

                    POLICY SPECIFICATIONS

                    The Policy includes a "Policy Specifications" page, with supporting schedules, in which is set forth certain information applicable to the specific Policy. This information includes the identity of the Owner, the Date of Issue, the Initial Specified Amount, the Death Benefit Option selected, the Insureds, the issue Ages, the Beneficiary, the initial Premium Payment, the Surrender Charges, Expense Charges and Fees, Guarantee Maximum Cost of Insurance Rates, and the No Lapse Premium if the No Lapse Provision has been selected.

PREMIUM FEATURES

                    The Policy permits flexible Premium Payments, meaning that the frequency and the amount of Premium Payments may be selected by the Owner. After the Initial Premium Payment is paid there is no minimum premium required, unless to maintain the No

                                                                              11
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                    Lapse Provision. (See LAPSE AND REINSTATEMENT No Lapse
                    Provision). The initial Premium Payment is due on the Effective Date (the date on which the initial premium is applied to the Policy) and must be equal to or exceed the amount necessary to provide for two Monthly Deductions or, if selected, the No Lapse Premium.

                    If at least one of the Insureds is still living when the younger Insured attains or would have attained Age 100, and the Policy has not been surrendered, there are certain changes under the Policy. We will no longer accept Premium Payments, and will make no further monthly deductions. Policy Values held in the Separate Account will be transferred to the Fixed Account. We will no longer transfer amounts to Sub-Accounts. The Policy will remain in force until surrender or the Second Death.

                    PLANNED PREMIUMS; ADDITIONAL PREMIUMS

                    "Planned Premiums" are the amount of premium (as shown in the Policy Specifications) the applicant chooses to pay Lincoln Life on a scheduled basis. This is the amount for which we send a premium reminder notice.

                    Any subsequent Premium Payments ("Additional Premiums") must be sent directly to the Administrative Office. Additional Premiums will be credited only when actually received by Lincoln Life. Premium Payments may be billed with an annual, semiannual, or quarterly frequency. Pre-authorized automatic Additional Premium Payments can also be arranged at any time.

                    Unless specifically otherwise directed, any payment received (other than any Premium Payment necessary to prevent, or cure, Policy Lapse) will be applied first to reduce Policy indebtedness. There is no premium load on such payments to the extent applied to reduce indebtedness.

                    LIMITS ON RIGHT TO MAKE PAYMENTS OF ADDITIONAL AND PLANNED PREMIUMS

                    The Owner may increase Planned Premiums, or pay Additional Premiums, subject to the following limitations and Lincoln Life's right to limit the amount or frequency of Additional Premiums.

                    Lincoln Life may require evidence of insurability if any payment of Additional Premium (including Planned Premium) would increase the difference between the Death Benefit and the Accumulation Value. If Lincoln Life is unwilling to accept the risk, the increase in premium will be refunded without interest and without participation of such amounts in any underlying investment.

                    Lincoln Life may also decline any Additional Premium (including Planned Premium) or a portion thereof that would result in total Premium Payments exceeding the maximum limitation for life insurance under federal tax laws. The excess amount would be returned.

                    PREMIUM LOAD; NET PREMIUM PAYMENT

                    We deduct a maximum of 8% up-front from each premium payment during the first 15 years and a maximum of 5% up-front thereafter. This amount, sometimes referred to as "premium load," covers certain Policy-related state tax and federal income tax liabilities and a portion of the sales expenses incurred by Lincoln Life. The Premium Payment, net of the premium load, is called the "Net Premium Payment."

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RIGHT-TO-EXAMINE PERIOD

                    A Policy may be returned to Lincoln Life for cancellation on or before 10 days after delivery to the Owner (or a greater number of days if required by your state). This is called the Right-to-Examine Period. If the Policy is returned for cancellation within the Right-To-Examine Period, we will return any Premium Payments. However, if a Premium Payment was made by check, there may be a delay until the check clears. Any Premium Payments we receive before the end of the Right-to-Examine Period will be held in the Money Market Sub-Account.

TRANSFERS AND ALLOCATION AMONG ACCOUNTS

                    ALLOCATION OF NET PREMIUM PAYMENTS

                    The allocation of Net Premium Payments among the Fixed Account and Sub-Accounts may be set forth in the application. An Owner may change the allocation of future Net Premium Payments at any time. In any allocation, the amount allocated to any Sub-Account must be in whole percentages. No allocation can be made which would result in a Sub-Account Value of less than $50 or a Fixed Account Value of less than $2,500. Lincoln Life, at its sole discretion, may waive minimum balance requirements on the Sub-Accounts.

                    TRANSFERS

                    The Owner may make transfers among the Sub-Accounts, on the terms set forth below, at any time before the younger Insured reaches or would have reached Age 100. The Owner should carefully consider current market conditions and each Sub-Account's investment policies and related risks before allocating money to the Sub-Accounts.

                    Transfer of amounts of at least $500 from one Sub-Account to another or from the Sub-Accounts to the Fixed Account are possible at any time. Within 30 days after each anniversary of the Date of Issue, the Owner may transfer up to 20% of the Fixed Account Value (as of the preceding anniversary of the Date of Issue) to one or more Sub-Accounts. Up to 12 transfer requests (a request may involve more than a single transfer) may be made in any Policy Year without charge, and any value remaining in a Sub-Account after a transfer must be at least $500. Lincoln Life reserves the right to impose a charge for each transfer request in excess of 12 requests in any Policy Year. Lincoln Life may further limit transfers from the Fixed Account at any time.

                    Transfers must be made in proper written form, unless the Owner has given written authorization to Lincoln Life to accept telephone transactions. Authorization to engage in telephone transactions and permitted telephone transactions must be made in accordance with the procedures described in COMMUNICATIONS WITH LINCOLN LIFE, Telephone Transaction Privileges. You may also send your request by facsimile to the Administrative Office. Written transfer requests or adequately authenticated telephone transfer requests received at the Administrative Office by the close of the New York Stock Exchange (usually 4:00 PM Eastern Time) on a Valuation Day will be effected as of that day. Otherwise, requests will be effective as of the next Valuation Day.

                    Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of Accumulation Units based on the Accumulation Unit values next determined after the Administrative Office receives a request in proper written form or adequately authenticated telephone transfer requests. Any transfer made which causes the remaining value of Accumulation Units for a Sub-Account or the Fixed Account to be

                                                                              13
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                    less than $500 will result in those remaining Accumulation
                    Units being canceled and their aggregate value reallocated proportionately among the other Sub-Accounts and the Fixed Account to which Policy values are then allocated.

                    OPTIONAL SUB-ACCOUNT ALLOCATION PROGRAMS

                    The Owner may elect to participate in programs providing for Dollar Cost Averaging or Automatic Rebalancing, but may participate in only one program at any time.

                    DOLLAR COST AVERAGING

                    Dollar Cost Averaging systematically transfers specified dollar amounts from the Money Market Sub-Account. Transfer allocations may be made to one or more of the Sub-Accounts on a monthly or quarterly basis. These transfers do not count against the free transfers available. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, an Owner may reduce exposure to market volatility. Dollar Cost Averaging will not assure a profit or protect against a declining market.

                    If the Owner elects Dollar Cost Averaging, the value in the Money Market Sub-Account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

                    An election for Dollar Cost Averaging is effective after the Administrative Office receives a request from the Owner in proper written form or by telephone, if adequately authenticated. An election is effective within ten business days, but only if there is sufficient value in the Money Market Sub-Account. Lincoln Life may, in its sole discretion, waive Dollar Cost Averaging minimum deposit and transfer requirements.

                    Dollar Cost Averaging terminates automatically: (1) if the number of designated transfers has been completed; (2) if the value in the Money Market Sub-Account is insufficient to complete the next transfer; (3) within one week after the Administrative Office receives a request for termination in proper written form or by telephone, if adequately authenticated; or (4) if the Policy is surrendered.

                    Currently, there is no charge for Dollar Cost Averaging, but Lincoln Life reserves the right to impose a charge.

                    AUTOMATIC REBALANCING

                    Automatic Rebalancing periodically restores to a pre-determined level the percentage of Policy value allocated to each Sub-Account (e.g. 20% Money Market,
                    50% Growth, 30% Utilities). The Fixed Account is not subject to rebalancing. The pre-determined level is the allocation initially selected on the application, until changed by the Owner. If Automatic Rebalancing is elected, all Net Premium Payments allocated to the Sub-Accounts will be subject to Automatic Rebalancing.

                    The Owner may select Automatic Rebalancing on a quarterly, semi-annual or annual basis. Automatic Rebalancing may be elected, terminated or the allocation may be changed at any time, effective within ten business days upon receipt by the Administrative Office of a request in proper written form or by telephone, if adequately authenticated.

                    Currently, there is no charge for Automatic Rebalancing, but Lincoln Life reserves the right to impose a charge.

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POLICY VALUES

                    The "Accumulation Value" is the sum of the Fixed Account Value, Separate Account Value and the Loan Account Value. The Accumulation Value of the Policy depends on the performance of the underlying investments. Policy values are used to fund Policy fees and expenses, including the Cost of Insurance. Premium Payments to meet your objectives will vary based on the investment performance of the underlying investments. A market downturn, affecting the Sub-Accounts upon which the Accumulation Value of a particular Policy depends, may require Additional Premium Payments beyond those expected (unless the No Lapse Provision requirements have been satisfied) to maintain the level of coverage or to avoid lapse of the Policy. We strongly suggest you review periodic statements to determine if Additional Premium Payments may be necessary to avoid lapse of the Policy.

                    We will tell you at least annually the Accumulation Value, the number of Accumulation Units which remain credited to the Policy, the current Accumulation Unit values, the Sub-Account values, the Fixed Account Value and the Loan Account Value.

                    ACCUMULATION VALUE

                    The portion of a Premium Payment remaining after the deduction for the premium load is the "Net Premium Payment." It is the Net Premium Payment that is available for allocation to the Fixed Account or the Sub-Accounts.

                    We credit Net Premium Payments to the Policy as of the end of the Valuation Period in which it is received at the Administrative Office. The "Valuation Period" is the time between Valuation Days, and a "Valuation Day" is every day on which the New York Stock Exchange is open and trading is unrestricted. Accumulation Units are valued on every Valuation Day.

                    The "Accumulation Value" of a Policy is determined by:
                    (1) multiplying the total number of Variable Accumulation Units credited to the Policy for each Sub-Account by its appropriate current Variable Accumulation Unit Value;
                    (2) if a combination of Sub-Accounts is elected, totaling the resulting values; and (3) adding any values attributable to the Fixed Account and the Loan Account. The Accumulation Value will be affected by Monthly Deductions.

                    SEPARATE ACCOUNT VALUE

                    The "Separate Account Value" is the portion of the Accumulation Value attributable to the Separate Account.

                    VARIABLE ACCUMULATION UNIT VALUE

                    All or a part of a Net Premium Payment allocated to a Sub-Account is converted into Variable Accumulation Units by dividing the amount allocated by the value of the Variable Accumulation Unit for the Sub-Account next calculated after it is received at the Administrative Office. The Variable Accumulation Unit value for each Sub-Account was initially established at $10.00. It may thereafter increase or decrease from one Valuation Period to the next. Allocations to Sub-Accounts are made only as of the end of a Valuation Day.

                                                                              15
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                    VARIABLE ACCUMULATION UNITS

                    A "Variable Accumulation Unit" is a unit of measure used in the calculation of the value of each Sub-Account. The Variable Accumulation Unit value will be as determined for the Valuation Period during which a Premium Payment or request for transfer is received by Lincoln Life. The Variable Accumulation Unit value for a Sub-Account for any later Valuation Period is determined as follows:

                       1.The total value of Fund shares held in the Sub-Account
                         is calculated by multiplying the number of Fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period, and adding any dividend or other distribution of the Fund if an ex-dividend date occurs during the Valuation Period; minus

                       2.The liabilities of the Sub-Account at the end of the
                         Valuation Period; such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that Lincoln Life determines result from the operations of the Separate Account; and

                       3.The result of (2) is divided by the number of Variable
                         Accumulation Units outstanding at the beginning of the Valuation Period.

                    The daily charges imposed on a Sub-Account for any Valuation Period are equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period. The amount of Monthly Deduction allocated to each Sub-Account will result in the cancellation of Variable Accumulation Units that have an aggregate value on the date of such deduction equal to the total amount by which the Sub-Account is reduced.

                    The number of Variable Accumulation Units credited to a Policy will not be changed by any subsequent change in the value of a Variable Accumulation Unit. Such value may vary from Valuation Period to Valuation Period to reflect the investment experience of the Fund used in a particular Sub-Account and fees and charges under the Policy.

                    FIXED ACCOUNT AND LOAN ACCOUNT VALUE

                    The Fixed Account Value and the Loan Account Value reflect amounts allocated to Lincoln Life's general account through payment of premiums or through transfers from the Separate Account. Lincoln Life guarantees the Fixed Account Value.

                    NET ACCUMULATION VALUE

                    The "Net Accumulation Value" is the Accumulation Value less the Loan Account Value. The Net Accumulation Value represents the net value of the Policy and is the basis for calculating the Surrender Value.

FUNDS

                    Each of the Sub-Accounts of the Separate Account is invested solely in the shares of one of the Funds available under the Policies. Each of the Funds, in turn, is an investment portfolio of the American Funds Insurance Series (AFIS). A given Fund may have a similar investment objective and principal investment strategy to those for another mutual fund managed by the same investment advisor or subadvisor. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the Funds are similar, investment results may vary.

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                    The portfolios, their investment advisors and objectives,
                    and the Funds within each that are available under the Policies are listed below. Additional information is available in each Funds prospectus.

                    AMERICAN FUNDS INSURANCE SERIES is advised by Capital Research and Management Company. (update to be filed by amendment)

                        ASSET ALLOCATION FUND (CLASS 2): The fund seeks to provide you with high total return (including income and capital gains) consistent with preservation of capital over the long-term by investing in a diversified portfolio of common stocks and other equity securities; bonds and other intermediate and long-term debt securities, and money market instruments (debt securities maturing in one year or less).

                        BLUE CHIP INCOME AND GROWTH FUND (CLASS 2): The fund seeks to produce income substantially exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing. The fund invests primarily in common stocks of larger, more established companies in the U.S.

                        BOND FUND (CLASS 2): The fund seeks to maximize your level of current income and preserve your capital by investing primarily in bonds. The fund is designed for investors seeking income and more price stability than stocks, and capital preservation over the long-term.

                        CASH MANAGEMENT FUND (CLASS 2): The fund seeks to provide you an opportunity to earn income on your cash reserves while preserving the value of your investment and maintaining liquidity by investing in a diversified selection of high quality money market instruments.

                        GLOBAL DISCOVERY FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in stocks of companies in the services and information area of the global economy. Companies in there service and information area include, for example, those involved in the fields of telecommunications, computer systems and software, the Internet, broadcasting and publishing, health care, advertising, leisure, tourism, financial services, distribution and transportation. Providing you with current income is a secondary consideration.

                        GLOBAL GROWTH FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in common stocks of companies located around the world. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        GLOBAL SMALL CAPITALIZATION FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in stocks of smaller companies located around the world that typically have market capitalizations of $50 million to $1.5 billion. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        GROWTH FUND (CLASS 2): The fund seeks to make your investment grow by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                                                                              17
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                        GROWTH-INCOME FUND (CLASS 2): The fund seeks to make
                        your investment grow and provide you with income over time by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends. The fund is designed for investors seeking both capital appreciation and income.

                        HIGH-YIELD BOND FUND (CLASS 2): The fund seeks to provide you with a high level of current income and secondarily capital appreciation by investing primarily in lower quality debt securities (rated Ba or BB or below by Moody's Investors Service, Inc. or Standard & Poor's Corporation), including those of non-U.S. issuers. The fund may also invest in equity securities that provide an opportunity for capital appreciation.

                        INTERNATIONAL FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in common stocks of companies located outside the United States. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        NEW WORLD FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in stocks of companies with significant exposure to countries which have developing economies and/or markets. The fund may also invest in debt securities of issuers, including issuers of high-yield, high-risk bonds, in these countries. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        U.S. GOVERNMENT/AAA-RATED SECURITIES FUND (CLASS 2): The fund seeks to provide you with a high level of current income, as well as preserve your investment. The fund invests primarily in securities that are guaranteed by the "full faith and credit" pledge of the U.S. Government and securities that are rated AAA or Aaa by Moody's Investors Service, Inc. or Standard & Poor's Corporation or unrated but determined to be of equivalent quality.

                    Several of the Funds may invest in non-investment grade, high-yield, high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual Fund Prospectuses. Please review the Fund Prospectuses carefully.

                    There is no assurance that the investment objective of any of the Funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. There is investment performance risk in each of the Sub-Accounts, although the amount of such risk varies significantly among the Sub-Accounts. Owners should read each Fund's prospectus carefully and understand the risks before making or changing investment choices. Additional Funds may, from time to time, be made available as underlying investments. The right to select among Funds will be limited by the terms and conditions imposed by Lincoln Life (SEE Allocation of Net Premium Payments). Lincoln Life may make changes (including substitutions) for some or all classes of Policy Owners.

                    SUBSTITUTION OF SECURITIES

                    If the shares of any Fund should no longer be available for investment by the Separate Account, or if, in our judgment, further investment in such shares should cease to be appropriate in view of the purpose of the Separate Account or in view of legal, regulatory or federal income tax restrictions, or for any other reason in our sole

18
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                    discretion; we may substitute shares of another Fund. There will be no substitution of securities in any Sub-Account without prior approval of the Commission. Substitute funds may have higher charges than the funds being replaced.

                    Substitutions may be made with respect to existing investments or the investment of future premium payments, or both. We may close Sub-Accounts to allocations of premium payments or contract value, or both, at any time in our sole discretion. The funds, which sell their shares to the Sub-Accounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Sub-Accounts.

                    VOTING RIGHTS

                    Lincoln Life will vote the shares of each Fund held in the Separate Account at special meetings of the shareholders of the particular Fund in accordance with instructions received by the Administrative Office in proper written form from persons having a voting interest in the Separate Account. Lincoln Life will vote shares for which it has not received instructions in the same proportion as it votes shares in the Separate Account for which it has received instructions. The Funds do not hold regular meetings of shareholders.

                    The number of shares which a person has a right to vote will be determined as of a date to be chosen by the appropriate Trust not more than sixty (60) days prior to the meeting of the particular Fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to the meeting.

                    To determine how many votes each Policy owner is entitled to direct with respect to a Fund, first Lincoln Life will calculate the dollar amount of your account value attributable to that Fund. Second we will divide that amount by $100.00. The result is the number of votes you may direct.

                    FUND PARTICIPATION AGREEMENTS

                    In order to make the Funds available, Lincoln Life has entered into agreements with the trusts or corporations and their advisors or distributors. In some of these agreements, Lincoln Life must perform certain administrative services for the Fund advisors or the distributor. For these administrative functions, Lincoln Life may be compensated by the Fund at an annual rate of .25% of the assets attributable to the Policies.

CHARGES AND FEES

                    We deduct charges in connection with the Policy to compensate us for providing the Policy's insurance benefit, administering the Policy, assuming certain risks under the Policy and for sales related expenses we incur. Lincoln Life may profit from any of these charges. The profit from any charges, including mortality and expense risk and cost of insurance charges, may be used for any purpose, including covering shortfalls from other charges.

                                                                              19
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                    The nature and amount of these charges are as follows:

                    PREMIUM LOAD; NET PREMIUM PAYMENT

                    We deduct a maximum of 8% up-front from each premium payment during the first 15 years and a maximum of 5% up-front thereafter. This amount, sometimes referred to as "premium load," covers certain Policy-related state tax and federal income tax liabilities and a portion of the sales expenses incurred by Lincoln Life. The Premium Payment, net of the premium load, is called the "Net Premium Payment."

                    DEDUCTIONS MADE MONTHLY

                    We make various expense deductions monthly. The Monthly Deduction, including the Cost of Insurance Charge is made from the Net Accumulation Value.

                    The Monthly Deductions are deducted proportionately from the value of each underlying investment subject to the charge. For Sub-Accounts, Variable Accumulation Units are canceled and the value of the canceled Variable Accumulation Units is withdrawn in the same proportion as their respective values have to the Net Accumulation Value. The Monthly Deductions are made on the Monthly Anniversary Day, the Date of Issue, and the same day of each month thereafter, or if there is no such date in a given month, the first Valuation Day of the next month. If the day that would otherwise be a Monthly Anniversary Day is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.

                    If the Net Accumulation Value is insufficient to cover the current Monthly Deduction, you have a 61-day period ("Grace Period"), to make a payment sufficient to cover that deduction. (See Lapse and Reinstatement: Lapse of a Policy).

                    If either Insured is still living when the younger Insured would have attained Age 100 and the Policy has not been surrendered, no further Monthly Deductions will be made and the Separate Account Value will be transferred to the Fixed Account. The Policy will then remain in force until surrender or the Second Death.

                    MONTHLY DEDUCTION

                    You will be charged a monthly maximum charge of 0.15 per $1,000 of initial Specified Amount for the first 120 months from Issue Date or from the date of an increase in Specified Amount. If an increase occurs, your current insurance age will be your issue age for the new coverage. You will be charged a $10 monthly fee for administrative purposes.

                    These charges compensate Lincoln Life for administrative expenses associated with Policy issue and ongoing Policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

                    If you select the Estate Tax Repeal Rider, there is a one-time administrative charge of not more than $250.

                    COST OF INSURANCE CHARGE

                    The "Cost of Insurance" charge is the portion of the Monthly Deduction designed to compensate Lincoln Life for the anticipated cost of paying Death Benefits in excess of the Accumulation Value, not including riders, supplementary benefits or monthly expense charges.

20
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                    The Cost of Insurance charge depends on the Age,
                    underwriting category and gender (in accordance with state law) of both Insureds and the current "Net Amount at Risk" (Death Benefit minus the Accumulated Value). The rate on which the Monthly Deduction for the Cost of Insurance is based will generally increase as the Insureds age, although the Cost of Insurance charge could decline if the Net Amount at Risk drops relatively faster than the Cost of Insurance Rate increases.

                    The Cost of Insurance charge is determined by dividing the Death Benefit at the previous Monthly Anniversary Day by
                    1.0032737 (the monthly equivalent of an annual rate of 4%), subtracting the Accumulation Value at the previous Monthly Anniversary Day, and multiplying the result (the Net Amount at Risk) by the applicable Cost of Insurance Rate as determined by Lincoln Life. The Guaranteed Maximum Cost of Insurance Rates, per $1,000 of Net Amount at Risk, for standard risks are based on the 1980 Commissioners Standard Ordinary Mortality Tables, Age Nearest Birthday (1980 CSO, Male or Female); or, for unisex rates, on the 1980 CSO-B Table.

                    MORTALITY AND EXPENSE RISK CHARGE

                    Lincoln Life deducts a daily charge as a percentage of the assets of the Separate Account as a mortality and expense risk charge. The mortality risk assumed is that insureds may live for a shorter period than estimated, and therefore, a greater amount of death benefit will be payable. The expense risk assumed is that expenses incurred is issuing and administering the policies will be greater than estimated. The mortality and expense risk charge is currently at an annual rate of .80% and guaranteed not to exceed that.

                    SURRENDER CHARGES

                    A generally declining Surrender Charge will apply if the Policy is totally surrendered or lapses during the first fifteen years following the Date of Issue or the first fifteen years following an increase in Specified Amount. The Surrender Charge varies by Age of the Insureds, the number of years since the Date of Issue, and Specified Amount. The charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. The maximum Surrender Charge is included in each Policy and is in compliance with each state's nonforfeiture law. Examples of the Surrender Charge can be seen in Appendix 2 by subtracting "Surrender Value" from "Total Accumulation Value" on any chosen set of investment return assumptions.

                    The surrender charge under a Policy is proportional to the face amount of the Policy. Expressed as a percentage of face amount, it is higher for older than for younger issue ages. For example, assuming issue ages 80, the first year surrender charge is $37.40 per $1000 of face amount. At issue ages 65 it is $25.10 per $1000 of face amount, at issue ages 55 it is $13.68 per $1000 of face amount, and at issue ages 25 it is $2.87 per $1000 of face amount. These calculations assume both insureds are the same age. The surrender charge cannot exceed Policy value but may equal Policy value, especially during the first two Policy years. All surrender charges decline to zero over the 15 years following issuance of the Policy. See, for example, the illustrations in Appendix 2 for issue ages 55 and 65.

                    If the Specified Amount is increased, a new Surrender Charge will be applicable, in addition to any existing Surrender Charge. The Surrender Charge applicable to the increase would be equal to the Surrender Charge on a new Policy whose Specified Amount was equal to the amount of the increase. Supplemental Policy Specifications

                                                                              21
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                    will be sent to the Owner upon an increase in Specified
                    Amount reflecting the maximum additional Surrender Charge in the Table of Surrender Charges. The minimum allowable increase in Specified Amount is $1,000. Lincoln Life may change this at any time.

                    If the Specified Amount is decreased while the Surrender Charge applies, the Surrender Charge will remain the same.

                    No Surrender Charge is imposed on a partial surrender, but an administrative fee of $25 (not to exceed 2% of the amount surrendered) is imposed, allocated pro-rata among the Sub-Accounts from which the partial surrender proceeds are taken.

                    Any surrenders, full or partial, may result in tax implications. SEE TAX ISSUES.

                    Based on its actuarial determination, Lincoln Life does not anticipate that the Surrender Charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which Lincoln Life will incur in connection with the Policy. Any such shortfall, including but not limited to payment of sales and distribution expenses, would be available for recovery from the general account of Lincoln Life, which supports insurance and annuity obligations.

                    If you select the Estate Tax Repeal Rider, and if you satisfy its special conditions (See "Riders"), you will have a one-time right to cancel your Policy without being subject to Surrender Charges. This is a limited benefit, and it is subject to our specific definition of Estate Tax Repeal as defined in the Riders section of this Prospectus. All surrenders of your Policy (as distinguished from the cancellation provision in this Rider) are subject to the Policy's normal surrender requirements.

                    TRANSACTION FEE FOR EXCESS TRANSFERS

                    A $25 fee may apply for each transfer request in excess of 12 in any Policy Year. A single transfer request, either in writing or by telephone, may consist of multiple transactions.

DEATH BENEFITS

                    The Death Benefit Proceeds is the amount payable to the Beneficiary upon the Second Death (the death of the second of the two Insureds to die), in accordance with the Death Benefit Option elected. Loans (if any) and overdue deductions are deducted from the Death Benefit Proceeds prior to payment.

                    The Specified Amount, which may not be less than $250,000, is the amount requested by the Policy Owner at the time of application for insurance. This amount, in combination with a death benefit option, will define the death benefit. The Specified Amount is a field on the Policy Specification Page. The three Death Benefit Options are described below. The applicant must consider a number of factors in selecting the Specified Amount, including the amount of proceeds required on the Second Death and the Owner's ability to make Premium Payments. In evaluating this decision, the applicant should consider that the greater the Net Amount at Risk, the greater the monthly deductions for the Cost of Insurance.

                    DEATH BENEFIT OPTIONS

                    Three different Death Benefit Options are available under the Policy. Regardless of which Death Benefit Option you choose, the Death Benefit Proceeds payable under the Policy is the greater of (a) the amount determined under the Death Benefit Option in effect on the date of the second Insured's Death, less (in each case) any indebtedness under the

22
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                    Policy or (b) an amount determined by Lincoln Life equal to that required by the Internal Revenue Code to maintain the Policy as a life insurance policy, also referred to as the "Corridor Death Benefit."

                    The "Corridor Death Benefit" is the applicable percentage (the "Corridor Percentage") of the Accumulation Value (rather than by reference to the Specified Amount) required to maintain the Policy as a "life insurance contract" for Federal income tax purposes. The Corridor Percentage is 250% through the time the younger insured reaches Age 40 and decreases in accordance with the table in Appendix 1 to 100% when the younger Insured reaches Age 95.

                    Death Benefit Option 1 provides Death Benefit Proceeds equal to the Specified Amount (a minimum of $250,000). If
                    Option 1 is selected, the Policy pays level Death Benefit Proceeds unless the Minimum Death Benefit exceeds the Specified Amount. (See DEATH BENEFITS, Federal Income Tax Definition of Life Insurance). See the effect of Partial Withdrawals Section on page 26.

                    Death Benefit Option 2 provides Death Benefit Proceeds equal to the sum of the Specified Amount plus the Net Accumulation Value as of the date of the Second Death. If Option 2 is selected, the Death Benefit Proceeds increase or decrease over time, depending on the amount of premium paid and the investment performance of the underlying Sub-Accounts. See the effect of Partial Withdrawals Section on page 26.

                    Death Benefit Option 3 provides Death Benefit Proceeds equal to the sum of the Specified Amount plus the Accumulated Premiums (all premiums paid minus the Cumulative Policy Factor, if that Factor is elected) up to the limit shown in the Policy Specifications. Any premium paid that will cause the Death Benefit Proceeds to exceed this limit will be applied to the Policy, but will not increase the Death Benefit. The Cumulative Policy Factor, normally used in business situations, is calculated as the applicable monthly rate then used by the Internal Revenue Service (IRS) to determine the economic benefit attributable to life insurance coverage, or an alternate table permitted by the IRS, multiplied by the Specified Amount divided by 1000. If Option 3 is selected, the Death Benefit Proceeds will generally increase, depending on the amount of premium paid. See the effect of Partial Withdrawals Section on page 26.

                    If for any reason the applicant fails to affirmatively elect a particular Death Benefit Option, Death Benefit Option 1 shall apply until changed as provided below. The ability of the Owner to support the Policy is an important factor in selecting between the Death Benefit Options, because the greater the Net Amount at Risk at any time, the more that will be deducted from the value of the Policy to pay the Cost of Insurance.

                    Owners who prefer insurance coverage that generally does not vary in amount and generally has lower Cost of Insurance Charges should elect Option 1. Owners who prefer to have favorable investment experience reflected in increased insurance coverage should select Option 2. Owners who have a need to recover at death the amount of premiums paid should select Option 3. Under Options 1 and 3, any Surrender Value at the time of the Insured's Death will revert to Lincoln Life.

                    CHANGES IN DEATH BENEFIT OPTIONS AND SPECIFIED AMOUNT

                    All requests for changes between Death Benefit Options and changes in the Specified Amount must be submitted in proper written form to the Administrative Office. The minimum increase in Specified Amount currently permitted is $1,000. If requested, a

                                                                              23
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                    supplemental application and evidence of insurability must also be submitted to Lincoln Life. Any increase in the Specified Amount will increase the amount of the Surrender Charge applicable to the policy.

                    In a change from Death Benefit Option 1 to Death Benefit Option 2, the Specified Amount will be reduced by the Accumulation Value as of the effective date of change. In a change from Death Benefit Option 2 to Death Benefit
                    Option 1, the Specified Amount will be increased by the Accumulation Value as of the effective date of change.

                    In a change from Death Benefit Option 1 to Death Benefit Option 3, the Specified Amount will remain the same. In a change from Death Benefit Option 3 to Death Benefit Option 1, the Specified Amount will be increased by Accumulated Premiums (less the Cumulative Policy Factor if that Factor is elected) as of the effective date of change.

                    In a change from Death Benefit Option 2 to Death Benefit Option 3, the Specified Amount will be increased by the Accumulation Value as of the effective date of change. In a change from Death Benefit Option 3 to Death Benefit Option 2, if the Accumulation Values is greater than the Accumulated Premium (less Cumulative Policy Factor if that Factor elected), the Specified Amount will be reduced by the Accumulation Value less Accumulated Premium (plus Cumulative Policy Factor if that Factor is elected) as of the effective date of change; if the Accumulation Values is less than the Accumulated Premium (less the Cumulative Policy Factor if elected), the Specified Amount will be increased by the Accumulated Premium (less the Cumulative Policy Factor if that Factor is elected) less the Accumulation Value as of the effective date of change.

                    Any reductions in Specified Amount will be made against the initial Specified Amount and any later increase in the Specified Amount on a last in, first out basis. A transaction Fee of 2% of the amount surrendered (not to exceed $25) is charged for each partial surrender. Any increase in the Specified Amount will increase the amount of the Surrender Charge applicable to the Policy.

                    Lincoln Life may at its discretion decline any request for a change between Death Benefit Options or increase in the Specified Amount. Lincoln Life may at its discretion decline any request for change of the Death Benefit Option or reduction of the Specified Amount if, after the change, the Specified Amount would be less than the minimum Specified Amount or would reduce the Specified Amount below the level required to maintain the Policy as life insurance for purposes of Federal income tax law.

                    Any change is effective on the first Monthly Anniversary Day on or after the date of approval of the request by Lincoln Life, unless the Monthly Deduction Amount would increase as a result of the change. In that case, the change is effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to or greater than the Monthly Deduction Amount, as increased.

                    FEDERAL INCOME TAX DEFINITION OF LIFE INSURANCE

                    The amount of the Death Benefit must satisfy certain requirements under the Code if the policy is to qualify as insurance for federal income tax purposes. The amount of the Death Benefit Proceeds required to be paid under the Code to maintain the Policy as life insurance under each of the Death Benefit Options (see INSURANCE COVERAGE PROVISIONS, Death Benefit) is equal to the product of the Accumulation Value and the applicable Corridor Percentage. A table of Corridor Percentages is in Appendix I.

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NOTICE OF DEATH OF INSUREDS

                    Due Proof of Death must be furnished to Lincoln Life at the Administrative Office as soon as reasonably practicable after the death of each Insured. "Due Proof of Death" must be in proper written form and includes a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof of death satisfactory to Lincoln Life.

PAYMENT OF DEATH BENEFIT PROCEEDS

                    The Death Benefit Proceeds under the Policy will ordinarily be paid within seven days, if in a lump sum, or in accordance with any Settlement Option selected by the Owner or the Beneficiary after receipt at the Administrative Office of Due Proof of Death of both Insureds. SEE SETTLEMENT OPTIONS. The amount of the Death Benefit Proceeds under Option 2 and Option 3 will be determined as of the date of the Second Death. Payment of the Death Benefit Proceeds may be delayed if the Policy is contested or if Separate Account values cannot be determined.

                    SETTLEMENT OPTIONS

                    There are several ways in which the Beneficiary may receive the Death Benefit Proceeds, or in which the Owner may choose to receive payments upon surrender of the Policy.

                    The Owner may elect a Settlement Option before the Second Death; after the Second Death, if the Owner has not irrevocably selected a Settlement Option, the Beneficiary may elect one of the Settlement Options. If no Settlement Option is selected, the Death Benefit Proceeds will be paid in a lump sum.

                    If the Policy is assigned as collateral security, Lincoln Life will pay any amount due the assignee in one lump sum. Any remaining Death Benefit Proceeds will be paid as elected.

                    A request to elect, change, or revoke a Settlement Option must be received in proper written form by the Administrative Office before payment of the lump sum or under any Settlement Option. The first payment under the Settlement Option selected will become payable on the date proceeds are settled under the option. Payments after the first payment will be made on the first day of each month. Once payments have begun, the Policy cannot be surrendered and neither the payee nor the Settlement Option may be changed.

                    There are at least four Settlement Options:

                        The first Settlement Option is an annuity for the lifetime of the payee.

                        The second Settlement Option is an annuity for the lifetime of the payee, with monthly payments guaranteed for 60, 120, 180, or 240 months.

                        Under the third Settlement Option, Lincoln Life makes monthly payments for a stated number of years, at least five but no more than thirty.

                        The fourth Settlement Option, provides that Lincoln Life pays interest annually on the sum left with Lincoln Life at a rate of at least 3% per year, and pays the amount on deposit on the payee's death.

                    Any other Settlement Option offered by Lincoln Life at the time of election may also be selected.

                                                                              25
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POLICY LIQUIDITY

                    The Policy provides only limited liquidity. Subject to certain limitations, however, the Owner may borrow against the Surrender Value of the Policy, may make a partial surrender of some of the Surrender Value of the Policy and may fully surrender the Policy for its Surrender Value.

                    POLICY LOANS

                    The Owner may at any time contract for Policy Loans up to an aggregate amount not to exceed 90% of the Surrender Value at the time a Policy Loan is made. It is a condition to securing a Policy Loan that the Owner execute a loan agreement and that the Policy be assigned to Lincoln Life free of any other assignments. The Loan Account is the account in which Policy indebtedness (outstanding Loans and interest) accrues once it is transferred out of the Fixed Account or Sub-Accounts. Interest on Policy Loans accrues at an annual rate of 8%, and loan interest is payable to Lincoln Life (for its account) once a year in arrears on each Policy Anniversary, or earlier upon full surrender or other payment of proceeds of a Policy.

                    The amount of a loan, plus any accrued but unpaid interest, is added to the outstanding Policy Loan balance. Unless paid in advance, any loan interest due will be transferred from the values in the Fixed Account and each Sub-Account, and treated as an additional Policy Loan, and added to the Loan Account Value.

                    We pay interest to your Loan Account value, during the first ten Policy Years, at an annual rate equal to the interest rate you must pay on your loan, minus one percent. This is the "loan spread", and we guarantee it will not exceed 2% per year for Policy Years one through ten. For the eleventh and subsequent Policy Years our current practice is to credit interest at an annual rate equal to your loan rate. We guarantee the loan spread in Policy Years eleven and thereafter will never exceed 1%.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts, transfers from each for loans and loan interest will be made in proportion to the assets in each Sub-Account at that time, unless Lincoln Life is instructed otherwise in proper written form at the Administrative Office. Repayments on the loan and interest credited on the Loan Account Value will be allocated according to the most recent Premium Payment allocation at the time of the repayment.

                    A Policy Loan, whether or not repaid, affects the proceeds payable upon the Second Death and the Accumulation Value. The longer a Policy Loan is outstanding, the greater the effect is likely to be. While an outstanding Policy Loan reduces the amount of assets invested, depending on the investment results of the Sub-Accounts, the effect could be favorable or unfavorable.

                    If at any time the total indebtedness against the Policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the Policy will terminate without value subject to the conditions in the Grace Period Provision, unless the No Lapse Provision is in effect. (SEE LAPSE AND REINSTATEMENT, Lapse of a Policy)

                    If a Policy lapses while a loan is outstanding, adverse tax consequences may result.

                    PARTIAL SURRENDER

                    You may make a partial surrender at any time before the Second Death by request to the Administrative Office in proper written form or by telephone, if telephone transactions

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                    have been authorized by the Owner. Each time you request a partial surrender of your Policy, we charge you 2% of the amount withdrawn not to exceed $25. Total partial surrenders may not exceed 90% of the Surrender Value of the Policy. Each partial surrender may not be less than $500. Partial surrenders are subject to other limitations as described below.

                    Partial surrenders may reduce the Specified Amount and, in each case, reduce the Death Benefit Proceeds. To the extent that a requested partial surrender would cause the Specified Amount to be less than $250,000, the partial surrender will not be permitted by Lincoln Life. In addition, if following a partial surrender and the corresponding decrease in the Specified Amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the surrender may be limited to the extent necessary to meet the federal tax law requirements.

                    The effect of partial surrenders on the Death Benefit Proceeds depends on the Death Benefit Option elected under the Policy. If Death Benefit Option 1 has been elected, a partial surrender would reduce the Accumulation Value and the Specified Amount. The reduction in the Specified Amount, which would reduce any past increases on a last in, first out basis, reduces the amount of the Death Benefit Proceeds.

                    If Death Benefit Option 2 has been elected, a partial surrender would reduce the Accumulation Value, but would not reduce the Specified Amount. The reduction in the Accumulation Value reduces the amount of the Death Benefit Proceeds.

                    If Death Benefit Option 3 is in effect, a partial surrender will reduce the Accumulated Premiums, the Death Benefit, and the Death Benefit Option 3 limit by the amount of the partial surrender. If the amount of the partial surrender exceeds the Accumulated Premiums, the Specified Amount will be reduced by the excess amount.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts, surrenders from each will be made in proportion to the assets in each Sub-Account at the time of the surrender, unless Lincoln Life is instructed otherwise in proper written form at the Administrative Office. Lincoln Life may at its discretion decline any request for a partial surrender.

                    SURRENDER OF THE POLICY

                    You may surrender the Policy at any time. On surrender of the Policy, Lincoln Life will pay you, or assignee, the Surrender Value next computed after receipt of the request in proper written form at the Administrative Office. All coverage under the Policy will automatically terminate if the Owner makes a full surrender.

                    SURRENDER VALUE

                    The "Surrender Value" of a Policy is the amount the Owner can receive in a lump sum by surrendering the Policy. The Surrender Value is the Net Accumulation Value less the Surrender Charge (SEE CHARGES AND FEES, Surrender Charge). All or part of the Surrender Value may be applied to one or more of the Settlement Options. Surrender Values are illustrated in Appendix 2.

                    If you select the Estate Tax Repeal Rider, and if you satisfy its special conditions (See "Riders"), you will have a one-time right to cancel your Policy without being subject to Surrender Charges. This is a limited benefit, and it is subject to our specific definition of

                    Estate Tax Repeal as defined in the Riders section of this Prospectus. All surrenders of your Policy (as distinguished from the cancellation provision in this Rider) are subject to the Policy's normal surrender requirements.

                    DEFERRAL OF PAYMENT AND TRANSFERS

                    Payment of loans or of the Surrender Value from any Sub-Accounts will be made within 7 days. Payment or transfer from the Fixed Account may be deferred up to six months at Lincoln Life's option. If Lincoln Life exercises its right to defer any payment from the Fixed Account, interest will accrue and be paid as required by law from the date the recipient would otherwise have been entitled to receive the payment.

ASSIGNMENT; CHANGE OF OWNERSHIP

                    While either Insured is living, the Owner may assign the Owner's rights in the Policy, including the right to change the beneficiary designation. The assignment must be in proper written form, signed by the Owner and recorded at the Administrative Office. No assignment will affect, or prejudice Lincoln Life as to, any payment made or action taken by Lincoln Life before it was recorded. Lincoln Life is not responsible for any assignment not submitted for recording, nor is Lincoln Life responsible for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed to Lincoln Life at the time the assignment is recorded and any interest accrued on such indebtedness after recordation of any assignment.

                    Once recorded, the assignment remains effective until released by the assignee in proper written form. So long as an effective assignment remains outstanding, the Owner will not be permitted to take any action with respect to the Policy without the consent of the assignee in proper written form.

                    So long as either Insured is living, the Owner may name a new Owner by recording a change in ownership in proper written form at the Administrative Office. On recordation, the change will be effective as of the date of execution of the document of transfer or, if there is no such date, the date of recordation. No such change of ownership will affect, or prejudice Lincoln Life as to, any payment made or action taken by Lincoln Life before it was recorded. Lincoln Life may require that the Policy be submitted to it for endorsement before making a change.

LAPSE AND REINSTATEMENT

                    LAPSE OF A POLICY

                    Except as provided by the No Lapse Provision, if at any time the Net Accumulation Value is insufficient to pay the Monthly Deduction, the Policy is subject to lapse and automatic termination of all coverage under the Policy. The Net Accumulation Value may be insufficient (1) because it has been exhausted by earlier deductions, (2) due to poor investment performance, (3) due to partial surrenders, (4) due to indebtedness for Policy Loans, or (5) because of some combination of the foregoing factors.

                    If Lincoln Life has not received a Premium Payment or payment of indebtedness on Policy Loans necessary so that the Net Accumulation Value is sufficient to pay the Monthly Deduction Amount on a Monthly Anniversary Day, Lincoln Life will send a written notice to the Owner and any assignee of record. The notice will state the amount of the Premium Payment or of indebtedness on Policy Loans necessary such that the Net Accumulation Value is at least equal to two times the Monthly Deduction Amount. If the minimum required amount set forth in the notice is not paid to Lincoln Life on or

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                    before the day that is the later of (a) 31 days after the
                    date of mailing of the notice, and (b) 61 days after the date of the Monthly Anniversary Day with respect to which such notice was sent (together the "Grace Period"), then the policy shall terminate and all coverage under the policy shall lapse without value. If the Second Death occurs during the Grace Period, Death Benefit Proceeds will be paid, but will be reduced, in addition to any other reductions, by any unpaid Monthly Deductions. If the Second Death occurs after the Policy has lapsed, no Death Benefit Proceeds will be paid.

                    NO LAPSE PROVISION

                    Availability of the No Lapse Provision may vary in some states. Where available, there is no charge for this feature. This provision must be selected at the time of Policy application, and is only available with Death Benefit Options 1 and 2.

                    The No Lapse Premium is the cumulative premium required to have been paid by each Monthly Anniversary Day to prevent the Policy from lapsing. There are three levels of No Lapse protection:

                    1) a guarantee to maturity (younger insured age 100), or
                    2) a guarantee for the first 20 Policy Years, or
                    3) a guarantee for the first 10 Policy Years.

                    The guarantee for your policy depends on the actual premium that you pay. If your Policy has a No Lapse Premium shown on the specifications page, this policy will not lapse if, at each Monthly Anniversary Day, the sum of all Premium Payments, less any policy loans (including any accrued loan interest) and partial surrenders is a least equal to the sum of the No Lapse Premiums (as shown in the Policy Specifications) due since the Date of Issue of the Policy. A grace period will be allotted after each Monthly Anniversary Day on which insufficient premiums have been paid. This is a separate grace period from that discussed above under Lapse of Policy, but is for the same time period, the later of
                    (a) 31 days after the date of mailing of the notice (as explained above), and (b) 61 days after the date of the Monthly Anniversary Day with respect to which such notice was sent. The payment of sufficient additional premiums during the grace period will keep the No Lapse Provision in force.

                    The No Lapse Premium for the guarantee to maturity is higher than that required for the 20 year protection, and the No Lapse Premium for the 20 year protection is higher than that required for the 10 year protection. If the sum of the premiums paid drops below the level required for the guarantee to maturity, the Policy may still be eligible for the guarantee for the first 20 Policy Years, but will no longer qualify for a guarantee to maturity. If the sum of the premiums paid drops below the level required for the guarantee for the first 20 Policy Years, the Policy may still be eligible for the guarantee for the first 10 Policy Years. If the sum of the premiums paid drops below the level required for the guarantee for the first 10 Policy Years, the No Lapse Provision will terminate. The No Lapse Provision will also terminate on the earliest of:

                    1) age 100 of the younger insured, or
                    2) at the beginning of the 11th year for the 10 year level,
                       or
                    3) at the beginning of the 21st year for the 20 year level,
                       and
                    4) if there is an increase in Specified Amount or if you
                       change your Death Benefit Option.

                    Once the No Lapse Provision terminates, it cannot be reinstated. Continuing to pay the No Lapse Premium amount beyond the termination of the No Lapse Provision does not guarantee that the Policy will not lapse.

                    REINSTATEMENT OF A LAPSED POLICY

                    After the Policy has lapsed due to the failure to make a necessary payment before the end of an applicable Grace Period, and assuming the No Lapse Provision does not apply, it may be reinstated provided (a) it has not been surrendered, (b) there is an application for reinstatement in proper written form, (c) evidence of insurability of both insureds is furnished to Lincoln Life and it agrees to accept the risk, (d) Lincoln Life receives a payment sufficient to keep the Policy in force for at least two months, and (e) any accrued loan interest is paid. The effective date of Lincoln Life approves the application for reinstatement, Surrender Charge will be reinstated as of the Policy Year in which the Policy lapsed.

                    If the Policy is reinstated, such reinstatement is effective on the Monthly Anniversary Day following Lincoln Life approval. The Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due.

                    If the Surrender Value is not sufficient to cover the full Surrender Charge at the time of lapse, the remaining portion of the Surrender Charge will also be reinstated at the time of Policy reinstatement.

COMMUNICATIONS WITH LINCOLN LIFE

                    PROPER WRITTEN FORM

                    When ever this Prospectus refers to a communication "in proper written form," it means in writing, in form and substance reasonably satisfactory to Lincoln Life, received at the Administrative Office. You may also send your communication by facsimile to the Administrative Office.

                    TELEPHONE TRANSACTION PRIVILEGES

                    Telephone transactions are permitted only if authorized in proper written form by the applicant or Owner. To effect a permitted telephone transaction, the Owner or his or her authorized representative must call the Administrative Office and provide, as identification, his or her policy number, a requested portion of his or her Social Security number, and such other information as Lincoln Life may require to authenticate the authority of the caller. If permitted and adequately authenticated, a customer service representative will accept the telephone transaction request. Lincoln Life disclaims all liability for losses resulting from unauthorized or fraudulent telephone transactions, but acknowledges that if it does not follow these procedures, which it believes to be reasonable, it may be liable for such losses.

                    Please note that the telephone and/or facsimile may not always be available. Any telephone or facsimile, whether it is yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

OTHER POLICY PROVISIONS

                    ISSUANCE

                    A Policy may only be issued upon receipt of satisfactory evidence of insurability, and generally only when both Insureds are at least Age 18 but are less than Age 85.

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                    DATE OF COVERAGE

                    The date of coverage will be the Date of Issue, provided the initial premium has been paid and the Policy has been accepted by the Owner (1) while both Insureds are alive and
                    (2) prior to any change in the health and insurability of the Insureds as represented in the application.

                    RIGHT TO EXCHANGE THE POLICY

                    The Owner may exchange the policy for separate single life policies on each of the Insureds under any of the following circumstances; 1) a change in the Internal Revenue Code
                    (IRC) that would result in a less favorable tax treatment of the Insurance provided under the policy, 2) the Insureds are legally divorced while the policy is in force, or 3) the Insureds' business is legally dissolved while the policy is in force.

                    Such a policy split is subject to all of the following conditions; 1) both insureds are alive and the policy is inforce at the time of the change in circumstances noted above, 2) evidence of insurability satisfactory to Lincoln Life is furnished, unless a) the exchange is applied for within twelve months of the enactment of the change in the IRC, or b) the exchange is applied for within 24 months of the date of legal divorce with the split to become effective after twenty-four months following the date of legal divorce, 3) the amount of insurance of each new policy is not larger than one half the Amount of Insurance then in force under the policy, 4) the premium for each new policy is determined according to Lincoln Life's rates then in effect for that policy based on each Insured's then attained age and sex, and 5) any other requirements as determined by Lincoln Life are met.

                    The new policies will not take effect until the date all such requirements are met. There will be no surrender charge under the existing Policy when it is split into two new policies. However, the two new policies will incur new premium loads, surrender and other charges from their effective date.

                    INCONTESTABILITY

                    Lincoln Life will not contest payment of the Death Benefit Proceeds based on the initial Specified Amount after the Policy has been in force for two years from the Date of Issue so long as both Insureds were alive during those two years. For any increase in Specified Amount requiring evidence of insurability, Lincoln Life will not contest payment of the Death Benefit Proceeds based on such an increase after it has been in force for two years from its effective date so long as both Insureds were alive during those two years.

                    MISSTATEMENT OF AGE OR GENDER

                    If the Age or gender of either of the Insureds has been misstated, the affected benefits will be adjusted. The amount of the Death Benefit Proceeds will be 1. multiplied by 2. and then the result added to 3. where:

                       1. is the Net Amount at Risk at the time of the Second Death;

                       2. is the ratio of the monthly Cost of Insurance applied
                          in the Policy month of death to the monthly Cost of Insurance that should have been applied at the true Age and gender in the Policy month of death; and

                       3. is the Accumulation Value at the time of the Second Death.

                                                                              31
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                    SUICIDE

                    If the Second Death is by suicide, while sane or insane, within two years from the Date of Issue, Lincoln Life will upon the Second Death pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the Second Death is by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, Lincoln Life will upon the Second Death pay no more than a refund of the monthly charges for the cost of such additional benefit.

                    NONPARTICIPATING POLICIES

                    These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of Lincoln Life.

                    RIDERS

                    Riders may be offered to you which alter the benefit or charges in the Policy. The Riders offered vary by issue state, and may have tax consequences to you.

                    ESTATE TAX REPEAL RIDER

                    This Rider, if desired, must be selected at the time of application. It may be added to existing Policies, subject to state availability. Under this Rider, in the event of Estate Tax Repeal as defined below, you may elect to cancel your Policy for an amount equal to the Surrender Value of the Policy plus the applicable Surrender Charge. This amount is determined as of the date of cancellation, and no surrender charge is applied. The amount you receive is called the Cancellation Refund Amount. Any Policy loan or indebtedness that exists at the time you request cancellation of your Policy is subtracted from this Cancellation Refund Amount.

                    For purposes of this Rider, Estate Tax Repeal will be deemed to have occurred if federal legislation is enacted into law that extends the estate tax repeal provisions set forth in the Economic Growth and Tax Relief Reconciliation Act of 2001 (H.R. 1836) at least two years beyond January 1, 2011. This new legislation must be in effect on January 1, 2010 or must be enacted during the calendar year 2010. The Start Date for this Rider (the date that begins the 12-month "window" for you to exercise the Rider) is the later of
                    1) January 1, 2010 or 2) the date in 2010 upon which legislation is enacted that triggers Estate Tax Repeal, but no later than December 31, 2010.

                    Upon issue, there is a one-time administrative charge of not more than $250 for this Rider.

                    This Rider terminates on the earliest of:

                    1) one year from the Start Date;
                    2) December 31, 2010, provided no Estate Tax Repeal, as
                       defined above, has been enacted;
                    3) the date you request to terminate the Rider;
                    4) termination of the Policy; or
                    5) full surrender of the Policy prior to the Start Date.

                    If the Policy lapses but is reinstated, the Rider will likewise be reinstated, provided such reinstatement occurs before 1) or 2) above.

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TAX ISSUES

                    INTRODUCTION. The Federal income tax treatment of the policy is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your policy, and is not intended as tax advice. This discussion also does not address other Federal tax consequences, such as estate, gift,and generation skipping transfer taxes, or any state and local income, estate, and inheritance tax consequences, associated with the policy. As a result, you should always consult a tax adviser about the application of tax rules to your individual situation.

                    TAXATION OF LIFE INSURANCE CONTRACTS IN GENERAL

                    TAX STATUS OF THE POLICY. Section 7702 of the Code establishes a statutory definition of life insurance for Federal tax purposes. We believe that the policy will meet the statutory definition of life insurance, which places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. As a result, the death benefit payable under the policy will generally be excludable from the beneficiary's gross income, and interest and other income credited under the policy will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the insured's death, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for Federal income tax purposes.

                    INVESTMENTS IN THE SEPARATE ACCOUNT MUST BE DIVERSIFIED. For a policy to be treated as a life insurance contract for Federal income tax purposes, the investments of the Separate Account must be "adequately diversified." IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract premium payments. Although we do not control the investments of the subaccounts, we expect that the subaccounts will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

                    RESTRICTION ON INVESTMENT OPTIONS. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate contract values among the subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

                    NO GUARANTEES REGARDING TAX TREATMENT. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for Federal income tax purposes and that the tax law will not impose tax on any increase in your contract value until there is a distribution from your policy.

                                                                              33
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                    TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS. In
                    general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable.

                    If the death benefit is not received in a lump sum and is, instead, applied under one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the insured's death) which will be includible in the beneficiary's income.

                    TAX DEFERRAL DURING ACCUMULATION PERIOD. Under existing provisions of the Code, except as described below, any increase in your contract value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured's death. If there is a total withdrawal from the policy, the surrender value will be includible in your income to the extent the amount received exceeds the "investment in the contract." (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the owner.) The "investment in the contract" generally is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received under the policy previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a "modified endowment contract" (a "MEC") for Federal income tax purposes.

                    POLICIES WHICH ARE MECS

                    CHARACTERIZATION OF A POLICY AS A MEC. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by a "7-pay test" under the tax law or if the policy is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a later increase in benefits, any other material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven contract years.

                    TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECS. If the policy is a MEC, withdrawals from the policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the contract value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your contract value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

                    PENALTY TAXES PAYABLE ON WITHDRAWALS. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age
                    59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).

                    SPECIAL RULES IF YOU OWN MORE THAN ONE MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in

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                    order to determine the amount of withdrawal (including a
                    deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.

                    POLICIES WHICH ARE NOT MECS

                    TAX TREATMENT OF WITHDRAWALS. If the policy is not a MEC, the amount of any withdrawal from the policy will generally be treated first as a non-taxable recovery of premium payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

                    CERTAIN DISTRIBUTIONS REQUIRED BY THE TAX LAW IN THE FIRST 15 POLICY YEARS. Section 7702 places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

                    TAX TREATMENT OF LOANS. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the loan account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all contract value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.

                    LAST SURVIVOR CONTRACT

                    Although we believe that the policy, when issued as a last survivor contract, complies with Section 7702 of the Code, the manner in which Section 7702 should be applied to last survivor contracts is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under Section 7702 regarding this form of contract, there is necessarily some uncertainty whether a last survivor contract will meet the Section 7702 definition of a life insurance contract. As a result, we may need to return a portion of your premium (with earnings) and impose higher cost of insurance charges in the future.

                    Due to the coverage of more than one insured under the policy, there are special considerations in applying the 7-pay test. For example, a reduction in the death benefit at any time, such as may occur upon a partial surrender, may cause the policy to be a MEC. Also and more generally, the manner of applying the 7-pay test is somewhat uncertain in the case of policies covering more than one insured.

                    OTHER CONSIDERATIONS

                    INSURED LIVES PAST AGE 100. If the insured survives beyond the end of the mortality table used to measure charges under the policy, which ends at age 100, we believe the policy will continue to qualify as life insurance for Federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the insured attains age 100.

                    COMPLIANCE WITH THE TAX LAW. We believe that the maximum amount of premium payments we have determined for the policies will comply with the Federal tax definition of life insurance. We will monitor the amount of premium payments, and, if the premium payments during a contract year exceed those permitted by the tax law, we will refund the excess premiums within 60 days of the end of the policy year and will pay interest and other earnings (which will be includible in income subject to tax) as required by law on the amount refunded. We also reserve the right to increase the death benefit (which may result in larger charges under a policy) or to take any other action deemed necessary to maintain compliance of the policy with the Federal tax definition of life insurance.

                    DISALLOWANCE OF INTEREST DEDUCTIONS. If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20-percent owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner's spouse at the time first covered by the policy.

                    FEDERAL INCOME TAX WITHHOLDING. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

                    CHANGES IN THE POLICY OR CHANGES IN THE LAW. Changing the owner, exchanging the contract, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

                    TAX STATUS OF LINCOLN LIFE

                    Under existing Federal income tax laws, Lincoln Life does not pay tax on investment income and realized capital gains of the Separate Account. Lincoln Life does not expect that it will incur any Federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for Federal income taxes. If

                    Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

FAIR VALUE OF THE POLICY

                    It is sometimes necessary for tax and other reasons to determine the "fair value" of the Policy. The fair value of the Policy is measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value, although the amount of the Net Accumulation Value will typically be important in valuing the Policy for this purpose. For some but not all purposes, the fair value of the Policy may be the Surrender Value of the Policy. The fair value of the Policy may be impacted by developments other than the performance of the underlying investments. For example, without regard to any other factor, it increases as the Insureds grow older. Moreover, on the death of the first of the Insureds to die, it tends to increase significantly. The Owner should consult with his or her advisors for guidance as to the appropriate methodology for determining the fair value of the Policy for a particular purpose.

DIRECTORS AND OFFICERS OF LINCOLN LIFE

                    The following persons are Directors and Officers of Lincoln Life. Except as indicated below, the address of each is 1300 South Clinton Street, Fort Wayne, Indiana 46802 and each has been employed by Lincoln Life or its affiliates for more than five years.

                                    NAME, ADDRESS AND
                               POSITION(S) WITH REGISTRANT*       PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------  ------------------------------------------
                            JON A. BOSCIA                       Chief Executive Officer and Chairman of
                            PRESIDENT AND DIRECTOR              the Board of Directors
                            1500 Market Street                  [3/01-present]Lincoln National
                            Suite 3900                          Corporation; President and Director
                            Philadelphia, PA 19102              [12/99-present] The Lincoln National Life
                                                                Insurance Company. Formerly: President,
                                                                Chief Executive Officer and Director
                                                                [1/98-3/01], Lincoln National Corporation;
                                                                President, Chief Executive Officer and
                                                                Director [10/96-1/98], The Lincoln
                                                                National Life Insurance Company.

                            JANET CHRZAN                        Senior Vice President and Chief Financial
                            SENIOR VICE PRESIDENT AND CHIEF     Officer [4/00-present]. Formerly: Vice
                            FINANCIAL OFFICER                   President and Treasurer [8/95-4/00], The
                                                                Lincoln National Life Insurance Company.

                            JOHN H. GOTTA                       Chief Executive Officer of Life Insurance,
                            CHIEF EXECUTIVE OFFICER OF LIFE     Executive Vice President, Assistant
                            INSURANCE, EXECUTIVE VICE           Secretary and Director [12/99-present].
                            PRESIDENT, ASSISTANT SECRETARY AND  Formerly: Senior Vice President and and
                            DIRECTOR                            Assistant Secretary [4/98-12/99], Senior
                            350 Church Street                   Vice President [2/98-4/98, Vice President
                            Hartford, CT 06103                  and General Manager [1/98-2/98], The
                                                                Lincoln National Life Insurance Company;
                                                                Senior Vice President [3/96-12/97],
                                                                Connecticut General Life Insurance
                                                                Company.

                                    NAME, ADDRESS AND
                               POSITION(S) WITH REGISTRANT*       PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------  ------------------------------------------
                            CHARLES E. HALDEMAN, JR.            Director [7/00-present], The Lincoln
                            DIRECTOR                            National Life Insurance Company;
                            One Commerce                        President, Chief Executive Officer and
                            2005 Market Street                  Director [1/00-present], Lincoln National
                            Philadelphia, PA 19103              Investment Companies, Incorporated;
                                                                President, Chief Executive Officer and
                                                                Director [1/00-present], Delaware
                                                                Management Holdings, Incorporated;
                                                                President and Director [7/00-present],
                                                                Lincoln Investment Management,
                                                                Incorporated. Formerly: President and
                                                                Chief Operating Officer [2/98-1/00],
                                                                United Asset Management Corporation;
                                                                Director and Partner 1/85-12/99], Cooke &
                                                                Bieler, Incorporated.

                            J. MICHAEL HEMP                     President and Director [7/97-present],
                            SENIOR VICE PRESIDENT               Lincoln Financial Advisors Incorporated;
                            350 Church Street                   Senior Vice President [formerly Vice
                            Hartford, CT 06103                  President] [10/95-present], The Lincoln
                                                                National Life Insurance Company.

                            BARBARA S. KOWALCZYK                Senior Vice President, Corporation
                            DIRECTOR                            Planning [5/94-present], Lincoln National
                            Centre Square                       Corporation; Director and Member of the
                            West Tower                          Investment Committee [12/01-present], The
                            1500 Market Street                  Lincoln National Life Insurance Company,
                            Suite 3900                          Senior Vice President and Director
                            Philadelphia, PA 19102              [present] Lincoln National Management
                                                                Corporation; Director [present], Lincoln
                                                                Life & Annuity Company of New York.

                            GARY W. PARKER                      Senior Vice President and Chief Product
                            SENIOR VICE PRESIDENT AND CHIEF     Officer [3/00-present], Vice President,
                            PRODUCT OFFICER                     Product Management [7/98-3/00], The
                            350 Church Street                   Lincoln National Life Insurance Company.
                            Hartford, CT 06103                  Formerly: Senior Vice President, Life
                                                                Products [10/97-6/98], Vice President,
                                                                Marketing Services [9/89-10/97], Life of
                                                                Virginia.

                            SEE YENG QUEK                       Chief Investment Officer and Director
                            CHIEF INVESTMENT OFFICER AND        [5/01-present], The Lincoln National Life
                            DIRECTOR                            Insurance Company; Senior Vice President
                            One Commerce Square                 [8/00-present], Delaware Investments.
                            Philadelphia, PA 19103              Formerly: Vice President [2/93-7/00],
                                                                Conseco Capital Management, Incorporated.

                            LORRY J. STENSRUD                   Chief Executive Officer of Annuities,
                            CHIEF EXECUTIVE OFFICER OF          Executive Vice President and Director
                            ANNUITIES, EXECUTIVE VICE           [6/00-present], The Lincoln National Life
                            PRESIDENT AND DIRECTOR              Insurance Company. Formerly: President and
                                                                Chief Executive Officer [6/95-6/00], Cova
                                                                Life Insurance (Xerox Life).

                                    NAME, ADDRESS AND
                               POSITION(S) WITH REGISTRANT*       PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------  ------------------------------------------
                            TODD R. STEPHENSON                  Senior Vice President and Treasurer
                            SENIOR VICE PRESIDENT AND           [4/00-present], The Lincoln National Life
                            TREASURER                           Insurance Company. Formerly: Senior Vice
                                                                President, Chief Financial Officer and
                                                                Assistant Treasurer [3/99-4/00], The
                                                                Lincoln National Life Insurance Company;
                                                                Senior Vice President and Chief Operating
                                                                Officer [1/98-3/99], Lincoln Life &
                                                                Annuity Distributors, Inc.; Senior Vice
                                                                President and Chief Operating Officer
                                                                [1/98-3/99], Lincoln Financial Advisors
                                                                Corporation; Senior Vice President,
                                                                Treasurer, Chief Financial Officer and
                                                                Director [2/95-12/97], American States
                                                                Insurance Company.

                            RICHARD C. VAUGHAN                  Executive Vice President and Chief
                            DIRECTOR                            Financial Officer [1/95-present].
                            Centre Square
                            West Tower
                            1500 Market Street
                            Suite 3900
                            Philadelphia, PA 19102

DISTRIBUTION OF POLICIES

                    Lincoln Life intends to offer the Policy in all jurisdictions where it is licensed to do business. American Fund Distributors, Inc. ("AFD"), a California corporation and the principal underwriter for the Policies, is registered with the Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). The principal underwriter has responsibility for establishing a selling plan for the Policies. The principal business address of AFD is 333 S. Hope Street, 52nd Floor,
                    Los Angeles, CA 90071 (EIN 95-2769620).

                    The Policy will be sold by individuals who, in addition to being appointed as life insurance agents for Lincoln, are also registered representatives of registered broker-dealers [who may be affiliated with AFD or Lincoln] who maintain selling agreements with AFD and Lincoln. Registered representatives may receive commission and service fees up to 60% of the first year premium, plus up to 5% of all other premiums paid. In lieu of premium-based commission, Lincoln Life may pay equivalent amounts over time based on Accumulation Value. Selling representatives are also eligible for cash bonuses and "non-cash compensation." The latter (as defined in NASD Rule 2820) is represented by such things as office space, computers, club credit, newsletters, and training.

                    The selling office receives additional compensation on the first year premium and all additional premiums. In some situations the selling office may elect to share its commission with the registered representative. Depending on particular selling arrangements there may be others whom Lincoln compensates for distribution activities. (For example, Lincoln Life may compensate certain "wholesalers," who control access to certain selling offices, for access to those offices.)

                    All compensation is paid from Lincoln Life's resources, which include sales charges made under this Policy.

CHANGES OF INVESTMENT POLICY

                    Lincoln Life may materially change the investment policy of the Separate Account. Lincoln Life must inform the Owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which shall disapprove it if deemed detrimental to the interests of the Owners or if it renders Lincoln

                    Life's operations hazardous to the public. If an Owner objects, the Policy may be converted to a substantially comparable fixed benefit life insurance policy offered by Lincoln Life on the life of the Insureds. The Owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. Lincoln Life will not require evidence of insurability for this conversion.

                    The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the Death Benefit of the Policy converted on the date of such conversion.

STATE REGULATION

                    Lincoln Life is subject to the laws of Indiana governing insurance companies and to regulation by the Indiana Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of Lincoln Life for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine Lincoln Life's contract liabilities and reserves so that the Insurance Department may certify the items are correct. Lincoln Life's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the Indiana Department of Insurance. Such regulation does not, however, involve any supervision of management or investment practices or policies.

                    A blanket bond with a per event limit of $25 million and an annual policy aggregate limit of $50 million covers all of the officers and employees of the Company. The directors, officers and employees of the Principal Underwriter are covered under blanket fidelity bonds which provide coverage of up to $25,000,000 per occurrence and $65,000,000 in the aggregate.

REPORTS TO OWNERS

                    Lincoln Life maintains Policy records and will mail to each Owner, at the last known address of record, an annual statement showing the amount of the current Death Benefit, the Accumulation Value, and Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in each Sub-Account and any Loan Account Value.

                    Owners will also be sent annual reports containing financial statements for the Separate Account and annual and semi-annual reports of the Funds as required by the 1940 Act.

                    Policy Owners will receive statements of significant transactions such as: changes in Specified Amount or Death Benefit Option; transfers among Sub-Accounts; Premium Payments; loans and repayment of loans; reinstatement; and termination.

ADVERTISING

                    We are also ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect our financial strength or claims-paying ability. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or the Policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                    We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our advertisement. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and services for individually sold life insurance and annuities.

LEGAL PROCEEDINGS

                    Lincoln Life is involved in various pending or threatened legal proceedings arising from the conduct of its business. Most of these proceedings are routine and in the ordinary course of business. In some instances they include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for equitable relief.

                    Lincoln Life reached an agreement to resolve its potential liability from the sale of interest sensitive universal and participating whole life insurance policies alleged in class action lawsuits against it. The agreement received court approval and has become final. The owners of approximately 4,300 policies (approximately 1% of the class) excluded themselves (opted-out) from the settlement and will not be bound by the settlement.

                    After consultation with legal counsel and review of available facts, it is management's opinion that the ultimate liability, if any, under the suits and settlement described above will not have a material adverse effect on the financial position of Lincoln Life.

EXPERTS

                    The financial statements will be filed by amendment.

                    The opinion on Legal matters will be filed by amendment.

                    The opinion on Actuarial matters will be filed by amendment.

REGISTRATION STATEMENT

                    A Registration Statement has been filed with the Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Separate Account, Lincoln Life, and the Policies offered hereby. Statements contained in this Prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

APPENDIX 1

                    CORRIDOR PERCENTAGES

ATTAINED AGE OF THE YOUNGER
INSURED (NEAREST BIRTHDAY)      CORRIDOR PERCENTAGE
----------------------------    -------------------
            0-40                        250%
             41                         243
             42                         236
             43                         229
             44                         222
             45                         215
             46                         209
             47                         203
             48                         197
             49                         191
             50                         185
             51                         178
             52                         171
             53                         164
             54                         157
             55                         150
             56                         146
             57                         142
             58                         138
             59                         134
             60                         130
             61                         128
             62                         126
             63                         124
             64                         122
             65                         120
             66                         119
             67                         118
             68                         117
             69                         116
             70                         115
             71                         113
             72                         111
             73                         109
             74                         107
           75-90                        105
             91                         104
             92                         103
             93                         102
             94                         101
           95-99                        100

APPENDIX 2

                    ILLUSTRATIONS OF ACCUMULATION VALUES, SURRENDER VALUES, AND DEATH BENEFIT PROCEEDS

                    The illustrations in this Prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations show how Accumulation Values, Surrender Values and Death Benefit Proceeds under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6%, or 12% over a period of years, but fluctuates above or below those averages for individual years, the Accumulation Values, Surrender Values and Death Benefit Proceeds may be different. The illustrations also assume there are no Policy Loans or Partial Surrenders, no additional Premium Payments are made other than shown, no Accumulation Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or Death Benefit Option, and that the No-Lapse Provision is not selected.

                    The amounts shown for the Accumulation Value, Surrender Value and Death Benefit Proceeds as of each Policy Anniversary reflect the fact that charges are made and expenses applied which lower investment return on the assets held in the Sub-Accounts. Daily charges are made against the assets of the Sub-Accounts for assuming mortality and expense risks. The current mortality and expense risk charges are equivalent to an annual effective rate of 0.80% of the daily net asset value of the Separate Account. The mortality and expense risk charge is guaranteed never to exceed an annual effective rate of 0.80% of the daily net asset value of the Separate Account. In addition, the amounts shown also reflect the deduction of Fund investment advisory fees and other expenses which will vary depending on which funding vehicle is chosen but which are assumed for purposes of these illustrations to be equivalent to an annual effective rate of 0.82% of the daily net asset value of the Separate Account. This rate reflects an arithmetic average of total Fund portfolio annual expenses for the year ending December 31, 2000.

                    Considering charges for mortality and expense risks and the assumed Fund expenses, gross annual rates of 0%, 6% and 12% correspond to net investment experience at annual rates of -1.61%, 4.35% and 10.30%.

                    The illustrations also reflect the fact that the Company makes monthly charges for providing insurance protection. Current values reflect current Cost of Insurance charges and guaranteed values reflect the maximum Cost of Insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as preferred and standard. Policies issued on a substandard basis would result in lower Accumulation Values and Death Benefit Proceeds than those illustrated.

                    The illustrations also reflect the fact that the Company deducts a premium load of 8.0% from each Premium Payment.

                    The Surrender Values shown in the illustrations reflect the fact that the Company will deduct a Surrender Charge from the Policy's Accumulation Value for any Policy surrendered in full during the first fifteen Policy Years. Surrender Charges reflect, in part, age and Specified Amount, and are shown in the illustrations.

                    In addition, the illustrations reflect the fact that the Company deducts a monthly administrative charge at the beginning of each Policy Month. This monthly administrative expense charge is a flat dollar charge per month for all years. Current values reflect a current flat dollar monthly administrative expense charge of $10.

                    Upon request, the Company will furnish a comparable illustration based on the proposed insureds' ages, gender classification, smoking classification, risk classification and premium payment requested.

                    The one-time administrative charge of not more than $250 for the Estate Tax Repeal Rider is not reflected in the Illustrations.

                                  MALE AGE 55/FEMALE AGE 55 NONSMOKER
                                  STANDARD -- $13,500 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

         PREMIUMS
        ACCUMULATED
END OF      AT         DEATH BENEFIT PROCEEDS       TOTAL ACCUMULATION VALUE         SURRENDER VALUE
POLICY  5% INTEREST  ANNUAL INVESTMENT RETURN OF  ANNUAL INVESTMENT RETURN OF  ANNUAL INVESTMENT RETURN OF  SURRENDER
 YEAR    PER YEAR   GROSS 0%  GROSS 6%  GROSS 12% GROSS 0% GROSS 6% GROSS 12%  GROSS 0% GROSS 6% GROSS 12%   CHARGE
------  ----------- --------- --------- --------- -------- -------- ---------- -------- -------- ---------- ---------

   1       14,175   1,000,000 1,000,000 1,000,000  10,433   11,115     11,797        0        0          0   13,680
   2       29,059   1,000,000 1,000,000 1,000,000  20,588   22,598     24,692    6,908    8,918     11,012   13,680
   3       44,687   1,000,000 1,000,000 1,000,000  30,392   34,388     38,716   17,132   21,128     25,456   13,260
   4       61,096   1,000,000 1,000,000 1,000,000  39,820   46,466     53,956   27,060   33,706     41,196   12,760
   5       78,326   1,000,000 1,000,000 1,000,000  48,845   58,813     70,507   36,645   46,613     58,307   12,200

   6       96,417   1,000,000 1,000,000 1,000,000  57,432   71,402     88,467   45,712   59,682     76,747   11,720
   7      115,413   1,000,000 1,000,000 1,000,000  65,536   84,193    107,935   54,416   73,073     96,815   11,120
   8      135,359   1,000,000 1,000,000 1,000,000  73,094   97,128    129,011   63,214   87,248    119,131    9,880
   9      156,302   1,000,000 1,000,000 1,000,000  80,022  110,128    151,784   71,382  101,488    143,144    8,640
  10      178,292   1,000,000 1,000,000 1,000,000  86,222  123,097    176,352   78,822  115,697    168,952    7,400

  11      201,381   1,000,000 1,000,000 1,000,000  93,259  137,655    204,603   87,079  131,475    198,423    6,180
  12      225,625   1,000,000 1,000,000 1,000,000  99,339  152,056    235,090   94,399  147,116    230,150    4,940
  13      251,082   1,000,000 1,000,000 1,000,000 104,356  166,197    268,005  100,656  162,497    264,305    3,700
  14      277,811   1,000,000 1,000,000 1,000,000 108,205  179,978    303,587  105,745  177,518    301,127    2,460
  15      305,876   1,000,000 1,000,000 1,000,000 110,746  193,264    342,097  109,506  192,024    340,857    1,240

  20      468,710   1,000,000 1,000,000 1,000,000  95,784  245,373    592,952   95,784  245,373    592,952        0
  25      676,532           0 1,000,000 1,056,354       0  224,995  1,006,051        0  224,995  1,006,051        0
  30      941,771           0         0 1,783,597       0        0  1,698,663        0        0  1,698,663        0

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates assumed. Guaranteed mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of guaranteed mortality and expense risk charges and
                                  (2) assumed Fund total expenses of 0.82% per year. See "Fund Expenses" at page 6 of this Prospectus.

                                  MALE AGE 55/FEMALE AGE 55 NONSMOKER
                                  STANDARD -- $13,500 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

         PREMIUMS
        ACCUMULATED
END OF      AT         DEATH BENEFIT PROCEEDS       TOTAL ACCUMULATION VALUE         SURRENDER VALUE
POLICY  5% INTEREST  ANNUAL INVESTMENT RETURN OF  ANNUAL INVESTMENT RETURN OF  ANNUAL INVESTMENT RETURN OF  SURRENDER
 YEAR    PER YEAR   GROSS 0%  GROSS 6%  GROSS 12% GROSS 0% GROSS 6% GROSS 12%  GROSS 0% GROSS 6% GROSS 12%   CHARGE
------  ----------- --------- --------- --------- -------- -------- ---------- -------- -------- ---------- ---------

   1       14,175   1,000,000 1,000,000 1,000,000  10,433   11,115     11,797        0        0          0   13,680
   2       29,059   1,000,000 1,000,000 1,000,000  20,693   22,707     24,803    7,013    9,027     11,123   13,680
   3       44,687   1,000,000 1,000,000 1,000,000  30,782   34,795     39,141   17,522   21,535     25,881   13,260
   4       61,096   1,000,000 1,000,000 1,000,000  40,700   47,402     54,946   27,940   34,642     42,188   12,760
   5       78,326   1,000,000 1,000,000 1,000,000  50,451   60,547     72,375   38,251   48,347     60,175   12,200

   6       96,417   1,000,000 1,000,000 1,000,000  60,036   74,254     91,586   48,316   62,534     79,866   11,720
   7      115,413   1,000,000 1,000,000 1,000,000  69,455   88,546    112,764   58,335   77,426    101,644   11,120
   8      135,359   1,000,000 1,000,000 1,000,000  78,710  103,445    136,110   68,830   93,565    126,230    9,880
   9      156,302   1,000,000 1,000,000 1,000,000  87,799  118,976    161,846   79,159  110,336    153,206    8,640
  10      178,292   1,000,000 1,000,000 1,000,000  96,723  135,163    190,215   89,323  127,763    182,815    7,400

  11      201,381   1,000,000 1,000,000 1,000,000 107,134  153,740    223,249  100,954  147,560    217,069    6,180
  12      225,625   1,000,000 1,000,000 1,000,000 117,339  173,087    259,652  112,399  168,147    254,712    4,940
  13      251,082   1,000,000 1,000,000 1,000,000 127,333  193,233    299,769  123,633  189,533    296,069    3,700
  14      277,811   1,000,000 1,000,000 1,000,000 137,111  214,204    343,981  134,651  211,744    341,521    2,460
  15      305,876   1,000,000 1,000,000 1,000,000 146,665  236,029    392,707  145,425  234,789    391,467    1,240

  20      468,710   1,000,000 1,000,000 1,000,000 190,819  359,617    723,928  190,819  359,617    723,928        0
  25      676,532   1,000,000 1,000,000 1,328,511 220,286  504,116  1,265,249  220,286  504,116  1,265,249        0
  30      941,771   1,000,000 1,000,000 2,252,080 213,377  666,407  2,144,839  213,377  666,407  2,144,839        0

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year. See "Fund Expenses" at page 6 of this Prospectus.

                                  MALE AGE 65/FEMALE AGE 65 NONSMOKER
                                  STANDARD -- $21,500 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1
                                  GUARANTEED BASIS

         PREMIUMS
        ACCUMULATED
END OF      AT           DEATH BENEFIT PROCEEDS        TOTAL ACCUMULATION VALUE         SURRENDER VALUE
POLICY  5% INTEREST   ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF  ANNUAL INVESTMENT RETURN OF  SURRENDER
 YEAR    PER YEAR    GROSS 0%   GROSS 6%  GROSS 12%  GROSS 0% GROSS 6% GROSS 12%  GROSS 0% GROSS 6% GROSS 12%   CHARGE
------  ----------- ---------- ---------- ---------- -------- -------- ---------- -------- -------- ---------- ---------

   1        22,575   1,000,000  1,000,000  1,000,000  17,508   18,622      19,737       0        0           0  25,100
   2        46,279   1,000,000  1,000,000  1,000,000  34,005   37,302      40,734   8,905   12,202      15,634  25,100
   3        71,168   1,000,000  1,000,000  1,000,000  49,292   55,825      62,904  25,232   31,765      38,844  24,060
   4        97,301   1,000,000  1,000,000  1,000,000  63,250   74,053      86,243  40,250   51,053      63,243  23,000
   5       124,741   1,000,000  1,000,000  1,000,000  75,745   91,828     110,744  53,785   69,868      88,784  21,960

   6       153,553   1,000,000  1,000,000  1,000,000  86,603  108,953     136,376  65,723   88,073     115,496  20,880
   7       183,806   1,000,000  1,000,000  1,000,000  95,591  125,165     163,068  75,751  105,325     143,228  19,840
   8       215,571   1,000,000  1,000,000  1,000,000 102,382  140,108     190,684  84,742  122,468     173,044  17,640
   9       248,925   1,000,000  1,000,000  1,000,000 106,548  153,323     219,025  91,108  137,883     203,585  15,440
  10       283,946   1,000,000  1,000,000  1,000,000 107,586  164,270     247,863  94,346  151,030     234,623  13,240

  11       320,718   1,000,000  1,000,000  1,000,000 106,681  174,148     278,837  95,661  163,128     267,817  11,020
  12       359,329   1,000,000  1,000,000  1,000,000 101,494  180,626     310,157  92,674  171,806     301,337   8,820
  13       399,871   1,000,000  1,000,000  1,000,000  91,379  183,010     341,752  84,759  176,390     335,132   6,620
  14       442,439   1,000,000  1,000,000  1,000,000  75,600  180,509     373,621  71,180  176,089     369,201   4,420
  15       487,136   1,000,000  1,000,000  1,000,000  53,199  172,098     405,773  50,999  169,898     403,573   2,200

  20       746,464           0          0  1,000,000       0        0     575,481       0        0     575,481       0
  25     1,077,439           0          0  1,000,000       0        0     800,133       0        0     800,133       0
  30     1,499,857           0          0  1,373,234       0        0   1,359,638       0        0   1,359,638       0

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates assumed. Guaranteed mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of guaranteed mortality and expense risk charges and
                                  (2) assumed Fund total expenses of 0.82% per year. See "Fund Expenses" at page 6 of this Prospectus.

                                  MALE AGE 65/FEMALE AGE 65 NONSMOKER
                                  STANDARD -- $21,500 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1
                                  CURRENT BASIS

         PREMIUMS
        ACCUMULATED
END OF      AT           DEATH BENEFIT PROCEEDS        TOTAL ACCUMULATION VALUE         SURRENDER VALUE
POLICY  5% INTEREST   ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF  ANNUAL INVESTMENT RETURN OF  SURRENDER
 YEAR    PER YEAR    GROSS 0%   GROSS 6%  GROSS 12%  GROSS 0% GROSS 6% GROSS 12%  GROSS 0% GROSS 6% GROSS 12%   CHARGE
------  ----------- ---------- ---------- ---------- -------- -------- ---------- -------- -------- ---------- ---------

   1        22,575   1,000,000  1,000,000  1,000,000  17,508   18,622      19,737       0        0           0  25,100
   2        46,279   1,000,000  1,000,000  1,000,000  34,515   37,827      41,275   9,415   12,727      16,175  25,100
   3        71,168   1,000,000  1,000,000  1,000,000  51,028   57,641      64,800  26,968   33,581      40,740  24,060
   4        97,301   1,000,000  1,000,000  1,000,000  67,055   78,094      90,524  44,055   55,094      67,524  23,000
   5       124,741   1,000,000  1,000,000  1,000,000  82,606   99,217     118,681  60,646   77,257      96,721  21,960

   6       153,553   1,000,000  1,000,000  1,000,000  97,689  121,044     149,533  76,809  100,164     128,653  20,880
   7       183,806   1,000,000  1,000,000  1,000,000 112,312  143,614     183,374  92,472  123,774     163,534  19,840
   8       215,571   1,000,000  1,000,000  1,000,000 126,486  166,967     220,531 108,846  149,327     202,891  17,640
   9       248,925   1,000,000  1,000,000  1,000,000 140,217  191,145     261,368 124,777  175,705     245,928  15,440
  10       283,946   1,000,000  1,000,000  1,000,000 153,515  216,197     306,293 140,275  202,957     293,053  13,240

  11       320,718   1,000,000  1,000,000  1,000,000 168,117  243,956     357,600 157,097  232,936     346,580  11,020
  12       359,329   1,000,000  1,000,000  1,000,000 182,222  272,721     414,109 173,402  263,901     405,289   8,820
  13       399,871   1,000,000  1,000,000  1,000,000 195,728  302,454     476,333 189,108  295,834     469,713   6,620
  14       442,439   1,000,000  1,000,000  1,000,000 208,459  333,059     544,822 204,039  328,639     540,402   4,420
  15       487,136   1,000,000  1,000,000  1,000,000 220,285  364,489     620,277 218,085  362,289     618,077   2,200

  20       746,464   1,000,000  1,000,000  1,196,731 259,407  533,557   1,139,744 259,407  533,557   1,139,744       0
  25     1,077,439   1,000,000  1,000,000  2,081,538 211,881  708,558   1,982,417 211,881  708,558   1,982,417       0
  30     1,499,857           0  1,000,000  3,378,845       0  925,140   3,345,391       0  925,140   3,345,391       0

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year. See "Fund Expenses" at page 6 of this Prospectus.

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                         12/31/01 STATUTORY FINANCIALS
                           (TO BE FILED BY AMENDMENT)

                                    PART II

FEES AND CHARGES REPRESENTATION
                    Lincoln Life represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

UNDERTAKING TO FILE REPORTS
                    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

INDEMNIFICATION
                    (a)Brief description of indemnification provisions.

                       In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (LNL) provides that LNL will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LNL, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LNL. Certain additional conditions apply to indemnification in criminal proceedings.

                       In particular, separate conditions govern indemnification of directors, officers, and employees of LNL in connection with suits by, or in the right of, LNL.

                       Please refer to Article VII of the By-Laws of LNL (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

                    (b)Undertaking pursuant to Rule 484 of Regulation C under
                       the Securities Act of 1933.

                       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

CONTENTS OF REGISTRATION STATEMENT
                    This Initial Registration Statement comprises the following papers and documents:

                    The facing sheet; A cross-reference sheet (reconciliation and tie); The Prospectus consisting of 48 pages; The fees and charges representation; The undertaking to file reports; Statements regarding indemnification; Contents of Registration Statement; Exhibit List; The signatures; Power of Attorney.

                    The written consents of the following persons: (to be filed by amendment)
                    Robert A. Picarello, Esq.
                    Vaughn W. Robbins, FSA
                    Ernst & Young LLP, Independent Auditors
                    Other Exhibits (to be filed by amendment)

1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:
     (1) Resolution of the Board of Directors of The Lincoln National Life Insurance Company and related documents authorizing establishment of the Account.(1)
     (2)  Not applicable.
     (3) (a) Form of Principal Underwriting Agreement - Incorporated by Reference to Exhibit 1.(3)(a) of Pre-Effective Amendment No. 1 to Registration Statement No. 333-40745 (811-05164) (Account F-ALEB) on Form S-6, filed April 28, 1998, EXCEPT THAT the following sections are not incorporated by Reference: Paragraph 9, Paragraph 15, the Schedule of Commissions to Dealers and Remuneration to AFD, and Exhibit 1(3)(c ).
          (b)  Form of Selling Group Agreement.*
          (c)  Commission Schedule for Variable Life Policies.*
     (4)  Not applicable.
     (5)  (a)  Form of Policy and Application.(1)
          (b)  Riders.(1)
          (c)  Form of Contract LN 655, Form of Application B10409(3)
          (d)  Coverage Protection Rider, Form LN655.(4)
          (e)  Death Benefit Option 3 Amendment, Form B10425.(4)
     (6) (a) Articles of Incorporation of The Lincoln National Life Insurance Company.(2)
          (b)  Bylaws of The Lincoln National Life Insurance Company.(2)
     (7)  Not applicable.
     (8) Form of Fund Participation Agreement - Incorporated by Reference to Exhibit 1.(8) of Pre-Effective Amendment No. 1 to Registration Statement No. 333-40745 (811-05164) (Account F) on Form S-6, filed April 28, 1998.
     (9)  (a)  Form of Service Agreement Between Delaware Management
               Company, Inc., Delaware Service Company, and Lincoln National Life Insurance Company - Incorporated by Reference to the Initial Registration Statement for Reg. No. 333-40745 (811-05164)
               (Account F - ALEB) on Form S-6, filed November 21, 1997.
          (b.) Form of Indemnification Agreement between Capital Research and
               Management Company and The Lincoln National Life Insurance
               Company - Incorporated by Reference to Exhibit 1.(9)(b) of Pre-Effective Amendment No. 1 to Registration Statement No. 333-40745 (811-05164) (Account F) on Form S-6, filed April 28,
               1998.
    (10)  See Exhibit 1(3).
2.        See Exhibit 1(3).
3.        Opinion and Consent of Counsel.*
4.        Not applicable.
5.        Not applicable.
6.        Opinion and consent of Actuary.*
7.        Consent of Ernst & Young LLP, Independent Auditors*.
8.        Not applicable.

 * to be filed by amendment

--------------------------
 (1) Incorporated by reference to Registrant's registration statement on Form S-6 (File No. 333-43107) (811-08579) filed on December 23, 1997
 (2) Incorporated by reference to Registration Statement on Form N-4 (File No. 33-27783) (811-05721) filed on December 5, 1996.
 (3) Incorporated by Reference to Registration Statement on Form S-6
     (File 333-33782) (811-08579) filed on March 30, 2000.
 (4) Incorporated by reference to Post-Effective Amendment No. 2 on Form S-6 (File No. 333-33782) (811-08579) filed on April 17, 2001.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Lincoln Life Flexible Premium Variable Life Account Y, has caused this Initial Registration Statement on Form S-6 to be signed on its behalf by the undersigned duly authorized, in the City of Hartford and State of Connecticut on the 31st day of January, 2002.

                                          LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE
                                          LIFE ACCOUNT Y (Registrant)

                                          By:         /s/ GARY W. PARKER
                                             -----------------------------------
                                                       Gary W. Parker
                                             SENIOR VICE PRESIDENT, THE LINCOLN
                                               NATIONAL LIFE INSURANCE COMPANY

                                          By:      THE LINCOLN NATIONAL LIFE
                                                      INSURANCE COMPANY
                                                         (DEPOSITOR)

                                          By:         /s/ GARY W. PARKER
                                             -----------------------------------
                                                       Gary W. Parker
                                                    SENIOR VICE PRESIDENT

    Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement on Form S-6 has been signed below on January 31, 2002 by the following persons, as officers and directors of the Depositor, in the capacities indicated:

                   SIGNATURE                                             TITLE
                   ---------                                             -----
               /s/ JON A. BOSCIA*                 President and Director (Principal Executive
     --------------------------------------        Officer)
                 Jon A. Boscia

               /s/ JOHN H. GOTTA*                 Chief Executive Officer of Life Insurance,
     --------------------------------------        Executive Vice President, Assistant Secretary, and
                 John H. Gotta                     Director

             /s/ LORRY J. STENSRUD*               Chief Executive Officer of Annuities, Executive
     --------------------------------------        Vice President and Director
               Lorry J. Stensrud

               /s/ JANET CHRZAN*                  Senior Vice President, Chief Financial Officer and
     --------------------------------------        Director (Principal Financial Officer and
                  Janet Chrzan                     Principal Accounting Officer)

               /s/ SEE YENG QUEK*
     --------------------------------------       Chief Investment Officer and Director
                 See Yeng Quek

            /s/ C.E. HALDEMAN, JR.*
     --------------------------------------       Director
            Charles E. Haldeman, Jr.

            /s/ RICHARD C. VAUGHAN*
     --------------------------------------       Director
               Richard C. Vaughan

           /s/ BARBARA S. KOWALCZYK*
     --------------------------------------       Director
              Barbara S. Kowalczyk

                                          *By:         /s/ GARY W. PARKER
                                              ----------------------------------
                                                Gary W. Parker, pursuant to a
                                               Power of Attorney filed with this
                                                Initial Registration Statement.

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert
A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 28th day of January, 2000.

                   SIGNATURE                                             TITLE
                   ---------                                             -----
               /s/ JON A. BOSCIA*
     --------------------------------------       President and Director
                 Jon A. Boscia

            /s/ RICHARD C. VAUGHAN*
     --------------------------------------       Director
               Richard C. Vaughan

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert
A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 9th day of August, 2000.

                   SIGNATURE                                             TITLE
                   ---------                                             -----
            /s/ C. E. HALDEMAN, JR.*
     --------------------------------------       Director
            Charles E. Haldeman, Jr.

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert
A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 11th day of August, 2000.

                   SIGNATURE                                             TITLE
                   ---------                                             -----
             /s/ LORRY J. STENSRUD*               Chief Executive Officer of Annuities,
     --------------------------------------        Executive Vice President and Director
               Lorry J. Stensrud

STATE OF             )
INDIANA
                     )SS:
COUNTY OF ALLEN      )

                                  Subscribed and sworn to before me this
                                  11th day of August, 2000
                                  /s/ SHARLENE K. GEER
                                  -------------------------------
                                  Notary Public
                                  Commission Expires 2/29/08

               /s/ JANET CHRZAN*                  Senior Vice President, Chief Financial Officer
     --------------------------------------        and Director
                  Janet Chrzan

STATE OF             )
INDIANA
                     )SS:
COUNTY OF ALLEN      )

                                  Subscribed and sworn to before me this
                                  11th day of August, 2000
                                  /s/ JANET L. LINDENBERG
                                  -------------------------------
                                  Notary Public
                                  Commission Expires 7/10/01

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert
A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 3rd day of August, 2001.

                   SIGNATURE                                             TITLE
                   ---------                                             -----
               /s/ SEE YENG QUEK*
     --------------------------------------       Chief Investment Officer and Director
                 See Yeng Quek

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert
A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 4th day of January, 2002.

                   SIGNATURE                                             TITLE
                   ---------                                             -----
           /s/ BARBARA S. KOWALCZYK*
     --------------------------------------       Director
              Barbara S. Kowalczyk

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert
A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 18th day of January, 2002.

                   SIGNATURE                                             TITLE
                   ---------                                             -----
               /s/ JOHN H. GOTTA*                 Executive Vice President, Chief Executive Officer
     --------------------------------------        of Life Insurance, Assistant Secretary, and
                 John H. Gotta                     Director